Exhibit 99.3

GLASS HOUSE BRANDS INC.

(FORMERLY MERCER PARK BRAND ACQUISITION CORP.)

AMENDED AND RESTATED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2022 AND 2021

Notice to Reader

Please be advised that the following changes were made to the annual financial statements related to the accounting treatment for the years ended December 31, 2022 and 2021:

-	Reclassifications to conform with current year presentation.
-	Correction of certain intercompany sales transacted through third-party distributors that were previously presented as third-party sales and not eliminated.
-	Correction of distributor fees from consumer packaged goods sales included in cost of goods which should have been a reduction in revenues.
-	Corrections of purchase price allocations and impairments.
-

Additional corrections as a result of further analysis related to inventory valuation and correction of slotting fees that were included in cost of goods sold which should have been a reduction in revenue.

-	Tax adjustments related to the above.

The impact of the restatement on the annual financial statements relates solely to accounting changes made to previously disclosed transactions. The cumulative impact on the financial statements is further described in Note 3.

April 1, 2024

To the Board of Directors and Shareholders of Glass House Brands Inc.:

The accompanying amended and restated financial statements in this annual report were prepared by management of Glass House Brands, Inc. (“Glass Huse Brands” or the “Company”), and were reviewed and approved by the Board of Directors of Glass House Brands.

Management is responsible for the amended and restated financial statements and believes that they fairly present the Company’s financial condition and results of operation in conformity with accounting standards generally accepted in the United States of America. Management has included in the Company’s amended and restated financial statements amounts based on estimates and judgments that it believes are reasonable, under the circumstances.

These amended and restated financial statements have been audited by the Company’s auditor, Macias Gini & O’Connell LLP, and their report is presented herein.

GLASS HOUSE BRANDS INC.

Page(s)
Amended and Restated Report of Independent Registered Public Accounting Firm (PCAOB ID 324)	1
Amended and Restated Consolidated Balance Sheets	2
Amended and Restated Consolidated Statements of Operations	3
Amended and Restated Consolidated Statements of Changes in Shareholders’ Equity	4 – 5
Amended and Restated Consolidated Statements of Cash Flows	6 – 7
Notes to Amended and Restated Consolidated Financial Statements	8 – 60

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Glass House Brands Inc.

Opinion on the Financial Statements

We have audited the accompanying amended and restated consolidated balance sheets of Glass House Brands Inc. (the “Company”) as of December 31, 2022 and 2021, and the related amended and restated consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the amended and restated consolidated financial statements (collectively referred to as the “amended and restated financial statements”). In our opinion, the amended and restated financial statements present fairly, in all material respects, the amended and restated financial position of the Company as of December 31, 2022 and 2021, and the amended and restated results of its operations and its cash flows for the years then ended, in conformity with the accounting principles generally accepted in the United States of America.

Restatement

As discussed in Note 3 to the amended and restated financial statements, the 2022 and 2021 financial statements have been restated to correct certain errors. We have also audited the adjustments described in Note 3 that were applied to amend and restate the 2022 and 2021 financial statements to correct the errors. In our opinion, such adjustments are appropriate and have been properly applied. Our opinion is not modified in respect of this matter.

Basis for Opinion

These amended and restated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these amended and restated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the amended and restated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the amended and restated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the amended and restated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the amended and restated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2020.

/s/ Macias Gini & O’Connell LLP

Los Angeles, California

April 1, 2024

PCAOB ID Number 324

GLASS HOUSE BRANDS INC.

Amended and Restated Consolidated Balance Sheets

As of December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	As Restated, Note 3
	2022	2021
ASSETS
Current Assets:
Cash	$11,143,502	$51,066,831
Restricted Cash	3,000,000	3,000,000
Accounts Receivable, Net	4,788,748	2,464,514
Prepaid Expenses and Other Current Assets	7,756,072	5,562,963
Inventory	10,950,071	6,527,571
Notes Receivable	1,255,843	—

Total Current Assets	38,894,236	68,621,879

Operating Lease Right-of-Use Assets, Net	10,847,642	3,077,730
Finance Lease Right-of-Use Assets, net	285,971	—
Long Term Investments	4,246,192	7,196,359
Property, Plant and Equipment, Net	216,430,924	195,798,524
Intangible Assets, Net	35,921,835	5,629,833
Goodwill	37,797,301	4,918,823
Deferred Tax Asset, Net	1,512,332	—
Other Assets	4,692,135	2,339,993

TOTAL ASSETS	$350,628,568	$287,583,141

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$21,969,516	$9,937,160
Income Taxes Payable	7,601,074	3,809,143
Contingent Shares and Earnout Liabilities	14,656,666	38,428,700
Shares Payable	8,588,915	2,756,830
Current Portion of Operating Lease Liabilities	1,077,971	269,154
Current Portion of Finance Lease Liabilities	66,790	—
Current Portion of Notes Payable	40,237	37,986

Total Current Liabilities	54,001,169	55,238,973

Operating Lease Liabilities, Net of Current Portion	9,859,232	2,865,480
Finance Lease Liabilities, Net of Current Portion	214,017	—
Other Non-Current Liabilities	2,800,823	1,449,045
Deferred Tax Liabilities, Net	—	1,275,291
Notes Payable, Net of Current Portion	62,618,711	44,817,436

TOTAL LIABILITIES	129,493,952	105,646,225

MEZZANINE NON-CONTROLLING INTEREST:

GH Group, Inc. Preferred Series B Shares (no par value, 55,000 shares authorized, 49,969 and nil shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively)	51,774,193	—

GH Group, Inc. Preferred Series C Shares (no par value, 5,000 shares authorized, 4,700 and nil shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively)	4,759,925	—

SHAREHOLDERS’ EQUITY:
Multiple Voting Shares (No par value, unlimited shares authorized, 4,754,979 shares issued and outstanding as of December 31, 2022 and December 31, 2021)	—	—
Subordinate Voting Shares (No par value, unlimited shares authorized, 55,653,855 and 38,563,405 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively)	—	—
Exchangeable Shares (No par value, unlimited shares authorized, 12,566,550 and 18,256,784 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively)	—	—
Additional Paid-In Capital	261,527,245	241,896,900
Accumulated Deficit	(92,665,231)	(59,762,210)
Total Shareholders’ Equity Attributable to the Company	168,862,014	182,134,690
Non-Controlling Interest	(4,261,516)	(197,774)

TOTAL SHAREHOLDERS’ EQUITY	221,134,616	181,936,916

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$350,628,568	$287,583,141

GLASS HOUSE BRANDS INC.

Amended and Restated Consolidated Statements of Operations

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	As Restated, Note 3
	2022	2021
Revenues, Net	$84,873,992	$63,192,506
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	64,162,019	47,393,399

Gross Profit	20,711,973	15,799,107

Operating Expenses:
General and Administrative	45,574,365	33,780,783
Sales and Marketing	3,427,338	3,530,529
Professional Fees	9,951,482	9,078,289
Depreciation and Amortization	12,301,466	4,767,396
Impairment Expense - Investments	—	817,875
Impairment Expense - Goodwill	5,850,772	—

Total Operating Expenses	77,105,423	51,974,872

Loss from Operations	(56,393,450)	(36,175,765)

Other Expense (Income):
Interest Expense	7,608,490	2,736,875
Interest Income	(56,468)	(64,837)
Loss on Equity Method Investments	2,006,639	1,089,047
Loss (Gain) on Change in Fair Value of Derivative Liabilities	29,863	(825,000)
(Gain) on Change in Fair Value of Contingent Liabilities and Shares Payable	(28,868,949)	(4,031,634)
Loss on Disposition of Subsidiary	—	6,090,337
Loss on Extinguishment of Debt	489,647	—
Other (Income) Expense, Net	(252,822)	117,216

Total Other (Income) Expense, Net	(19,043,600)	5,112,004

Loss from Operations Before Provision for Income Tax Expense	(37,349,850)	(41,287,769)
Provision for Income Tax Expense	(4,385,154)	2,012,737

Net Loss	(32,964,696)	(43,300,506)

Net Loss Attributable to Non-Controlling Interest	(61,675)	(197,774)

Net Loss Attributable to the Company	$(32,903,021)	$(43,102,732)

Loss Per Share - Basic and Diluted	$(0.83)	$(1.11)

Weighted-Average Shares Outstanding - Basic and Diluted	64,182,436	40,280,639

GLASS HOUSE BRANDS INC.

Amended and Restated Consolidated Statements of Changes in Shareholders’ Equity

For the Year Ended December 31, 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	Units	Units	Units	Units	$Amount	Units	$Amount
										TOTAL EQUITY
	Multiple	Subordinate	Exchangeable	Class A	Class A	Class B	Class B	Additional Paid-		ATTRIBUTABLE	Non-	TOTAL
	Voting	Voting	Voting	Common	Common	Common	Common	In	Accumulated	TO	Controlling	SHAREHOLDERS’
	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Capital	Deficit	SHAREHOLDERS	Interest	EQUITY

BALANCE AS OF DECEMBER 31, 2020, As Previously Reported	—	—	—	205,900,164	$2,059	32,295,270	$323	$42,932,020	$(16,659,478)	$26,274,924	$—	$26,274,924
Retroactive Application of Recapitalization (1)	—	—	23,191,563	(205,900,164)	(2,059)	(32,295,270)	(323)	2,382	—	—	—	—

Balance at December 31, 2020, After Effect of Retroactive Application of Recapitalization (1)	—	—	23,191,563	—	—	—	—	42,934,402	(16,659,478)	26,274,924	—	26,274,924
Net Loss	—	—	—	—	—	—	—	—	(43,102,732)	(43,102,732)	(197,774)	(43,300,506)
Share-Based Compensation from Options and RSU's	—	—	—	—	—	—	—	8,484,913	—	8,484,913	—	8,484,913
Share-Based Compensation from Common Shares (1)	—	—	48,682	—	—	—	—	225,000	—	225,000	—	225,000
Issuance for Business Acquisition (1)	—	—	731,369	—	—	—	—	3,380,278	—	3,380,278	—	3,380,278
Issuance for Conversion of Convertible Debt (1)	—	—	646,096	—	—	—	—	1,925,000	—	1,925,000	—	1,925,000
Preferred Shares of Subsidiary Issued for Conversion of Debt (1)	—	—	—	—	—	—	—	31,285,258	—	31,285,258	—	31,285,258
Derivative Liability Reclassed to Equity Upon Conversion of Debt	—	—	—	—	—	—	—	6,722,000	—	6,722,000	—	6,722,000
Issuance for Conversion of Preferred Shares (1)	—	—	2,577,227	—	—	—	—	—	—	—	—	—
Issuance for Exercise of Warrants (1)	—	—	160,149	—	—	—	—	—	—	—	—	—
Issuance for Exercise of Options	—	479,195	—	—	—	—	—	88,654	—	88,654	—	88,654
Shares Payable for Asset Acquisition	—	—	—	—	—	—	—	748,500	—	748,500	—	748,500
Reclass of Shares Payable	—	—	—	—	—	—	—	(2,756,830)	—	(2,756,830)	—	(2,756,830)
Fair Value of Warrants Issued in Connection with Debt	—	—	—	—	—	—	—	3,276,764	—	3,276,764	—	3,276,764
Shares Issued in Business Combination for Cash	4,754,979	22,335,908	—	—	—	—	—	116,630,384	—	116,630,384	—	116,630,384
Issuance for Conversion of Exchangeable Shares	—	9,098,302	(9,098,302)	—	—	—	—	—	—	—	—	—
Cash Received for Shares Issued	—	150,000	—	—	—	—	—	1,500,000	—	1,500,000	—	1,500,000
Shares Issued for the Purchase of Property and Equipment	—	6,500,000	—	—	—	—	—	29,250,000	—	29,250,000	—	29,250,000
Distributions to Preferred Shareholders	—	—	—	—	—	—	—	(1,797,423)	—	(1,797,423)	—	(1,797,423)
BALANCE AS OF DECEMBER 31, 2021	4,754,979	38,563,405	18,256,784	—	$—	—	$—	$241,896,900	$(59,762,210)	$182,134,690	$(197,774)	$181,936,916
(1)	Amounts shown have been retroactively restated to give effect to the recapitalization transaction at a rate of 1 to 10.27078 GH Group shares.

GLASS HOUSE BRANDS INC.

Amended and Restated Consolidated Statements of Changes in Shareholders’ Equity

For the Year Ended December 31, 2022

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	Units	Units	Units				$Amount	$Amount
						TOTAL EQUITY	Mezzanine Non-	Mezzanine Non-
	Multiple		Exchangeable	Additional		ATTRIBUTABLE	Controlling Equity	Controlling Equity		TOTAL
	Voting	Equity	Voting	Paid-In	Accumulated	TO	Preferred	Preferred	Non-Controlling	SHAREHOLDERS’
	Shares	Shares	Shares	Capital	Deficit	SHAREHOLDERS	Series B	Series C	Interest	EQUITY

BALANCE AS OF DECEMBER 31, 2021	4,754,979	38,563,405	18,256,784	$241,896,900	$(59,762,210)	$182,134,690	$—	$—	$(197,774)	$181,936,916

Net Loss	—	—	—	—	(32,903,021)	(32,903,021)	—	—	(61,675)	(32,964,696)

Share-Based Compensation from Options and RSU's	—	—	—	12,755,681	—	12,755,681	—	—	—	12,755,681
Issuance for Business Acquisition	—	8,417,325	—	25,266,796	—	25,266,796	—	—	—	25,266,796
Fair Value of Incentive Shares Issued in a Business Acquisition	—	—	—	188,122	—	188,122	—	—	—	188,122
Reclassification of Series A Preferred Shares to Non-Controlling Interests	—	—	—	(29,487,835)	—	(29,487,835)	—	—	29,487,835	—
Redemption of Series A Preferred Shares	—	—	—	—	—	—	—	—	(772,718)	(772,718)
Issuance of Series B Preferred Shares and Warrants	—	—	—	7,790,939	—	7,790,939	19,467,011	—	—	27,257,950
Issuance of Series C Preferred Shares and Warrants	—	—	—	966,208	—	966,208	—	3,733,792	—	4,700,000
Exchange of Series A Preferred Shares and Warrants For Series B Shares and Preferred Warrants	—	—	—	—	—	—	17,082,976	—	(17,082,976)	—
Adjustment of Series B Preferred Shares to Redemption Value	—	—	—	—	—	—	13,449,142	—	(13,449,142)	—
Adjustment of Series C Preferred Shares to Redemption Value	—	—	—	—	—	—	—	966,208	(966,208)	—
Issuance for Payment of Interest on Convertible Debentures	—	347,108	—	868,763	—	868,763	—	—	—	868,763
Issuance for Conversion of Exchangeable Shares	—	5,936,636	(5,936,636)	—	—	—	—	—	—	—
Shares Issued for Exercise of Options	—	227,116	—	303,694	—	303,694	—	—	—	303,694
Shares Issued for Exercise of Restricted Stock Units	—	2,162,265	—	—	—	—	—	—	—	—
Contributions	—	—	—	888,727	—	888,727	—	—	4,616,273	5,505,000
Fair Value of Warrants Issued with Debt	—	—	—	89,250	—	89,250	—	—	—	89,250
Issuance for Working Capital Adjustment	—	—	246,402	—	—	—	—	—	—	—
Dividends - Preferred Shareholders	—	—	—	—	—	—	1,775,064	59,925	(5,835,131)	(4,000,142)
BALANCE AS OF DECEMBER 31, 2022	4,754,979	55,653,855	12,566,550	$261,527,245	$(92,665,231)	$168,862,014	$51,774,193	$4,759,925	$(4,261,516)	$221,134,616

GLASS HOUSE BRANDS INC.

Amended and Restated Consolidated Statements of Cash Flows

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	As Restated, Note 3
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(32,964,696)	$(43,300,506)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Deferred Tax (Benefit)	(11,538,095)	(145,293)
Bad Debt Expense	787,299	3,286,494
Interest Capitalized to Notes Payable	—	1,427,522
Interest Income Capitalized to Principal Balance	—	(64,085)
Depreciation and Amortization	12,301,466	4,767,396
Loss on Equity Method Investments	2,006,639	1,089,047
Impairment Expense - Investments	—	817,875
Impairment Expense- Goodwill	5,850,772	—
Loss on Disposition of Subsidiary	—	6,090,337
Loss on Extinguishment of Debt	489,647	—
Non-Cash Operating Lease Costs	844,995	730,881
Accretion of Debt Discount and Loan Origination Fees	1,521,638	953,549
Loss (Gain) on Change in Fair Value of Derivative Liabilities	29,863	(825,000)
(Gain) on Change in Fair Value of Contingent Liabilities and Shares Payable	(28,868,949)	(4,031,634)
Share-Based Compensation	12,755,681	8,709,913
Changes in Operating Assets and Liabilities:
Accounts Receivable	(1,578,992)	2,611,732
Prepaid Expenses and Other Current Assets	(1,566,054)	(2,915,401)
Inventory	(674,275)	681,720
Other Assets	(2,284,841)	(1,881,146)
Accounts Payable and Accrued Liabilities	473,073	2,964,345
Interest Payments on Finance Leases	(14,577)	—
Income Taxes Payable	1,993,543	(1,140,325)
Operating Lease Liabilities	(812,338)	(712,358)
Other Non-Current Liabilities	463,648	599,688

NET CASH USED IN OPERATING ACTIVITIES	(40,784,553)	(20,285,249)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(27,765,732)	(108,495,825)
Issuance of Note Receivable	(6,717,100)	(2,274,167)
Contributions to Equity Method Investments	(513,343)	(787,502)
Distributions Received from Equity Method Investments	3,001,871	340,780
Cash Acquired in Business Acquisition, Net of Cash Paid	2,793,631	(284,028)

NET CASH USED IN INVESTING ACTIVITIES	(29,200,673)	(111,500,742)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Notes Payable, Third Parties and Related Parties	9,421,000	58,209,714
Proceeds from the Issuance of Preferred Shares	31,957,950	—
Payment on Finance Lease	(20,215)	—
Redemption of Preferred Shares	(772,718)	—
Payments on Notes Payable, Third Parties and Related Parties	(9,887,672)	(954,092)
Cash Received Upon Issuance of Equity	303,694	125,859,372
Contributions	3,060,000	—
Distributions to Preferred Shareholders	(4,000,142)	(1,797,423)

NET CASH PROVIDED BY FINANCING ACTIVITIES	30,061,897	181,317,571

NET (DECREASE) INCREASE IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	(39,923,329)	49,531,580
Cash, Restricted Cash and Cash Equivalents, Beginning of Year	54,066,831	4,535,251

CASH, RESTRICTED CASH AND CASH EQUIVALENTS, END OF YEAR	$14,143,502	$54,066,831

GLASS HOUSE BRANDS INC.

Amended and Restated Consolidated Statements of Cash Flows

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	As Restated, Note 3
	2022	2021
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Interest	$4,713,783	$379,956
Cash Paid for Taxes	$4,129,492	$2,643,093

Non-Cash Investing and Financing Activities:
Net Assets Acquired From an Acquisition, Excluding Cash Acquired	$62,711,127	$5,709,615
Proceeds Deposited Into Escrow Account	$—	$2,029,932
Purchase of Property and Equipment from Proceeds of Note Payable, Third Parties	$242,868	$255,757
Conversion of Convertible Debt and Derivative Liability to Equity	$—	$39,932,258
Shares Payable for Asset Acquisition	$—	$748,500
Issuance of Equity for Relief of Liabilities	$868,763	$—
Recognition of Right-of-Use Assets for Finance Leases	$301,022	$—
Exchange of Series A Preferred Shares and Warrants For Series B Shares and Preferred Warrants	$17,082,976	$—
Adjustment of Series B and C Preferred Shares to Redemption Value	$14,415,350	$—
Recognition of Right-of-Use Assets for Operating Leases	$8,614,907	$1,419,650
Conversion of Note Receivable to Equity of Investee	$5,461,257	$—
Fair Value of Warrants Issued in Connection with Debt	$89,250	$3,276,764
Derivative Liability Incurred Upon Issuance of Convertible Debt	$—	$182,000
Reclass of Shares Payable	$—	$2,756,830
Non-Cash Investment and Non-Controlling Interest Addition	$2,445,000	$—
Interest Capitalized to Property and Equipment	$1,043,392	$—
Shares Issued for the Purchase of Property and Equipment	$—	$29,250,000
Contingent Liabilities Recognized for the Purchase of Property and Equipment	$—	$34,820,000
Contingent Earnout Recorded as a Liability	$—	$7,640,334

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.NATURE OF OPERATIONS

Glass House Brands Inc. (the “Company”), formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. The Company is a vertically integrated cannabis company that operates exclusively in the state of California. The Company, through its subsidiaries cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and consumer packaged goods to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California. The Company’s subordinate voting shares (the “Subordinate Voting Shares”), restricted voting shares (the “Restricted Voting Shares”) and limited voting shares (the “Limited Voting Shares”, and collectively with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”), and common share purchase warrants are listed on the NEO Exchange Inc., trading under the symbols “GLAS.A.U” and “GLAS.WT.U”, respectively. The Equity Shares and common share purchase warrants also trade on the OTCQX in the United States under the symbols “GLASF” and “GHBWF”, respectively. The head office and principal address of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The Company’s registered office in Canada is 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8 Canada.

Business Combination Transaction

On January 31, 2020, pursuant to an Agreement and Plan of Merger (and various securities exchange agreements), a roll-up transaction (the “Roll-Up”) was consummated whereby the assets and liabilities of a combined group of investment fund entities were merged with and into GH Group, Inc., formerly known as California Cannabis Enterprises, Inc. (“GH Group”), whereby GH Group survived the merger and now owns and controls the assets from such merged out entities.

On June 29, 2021, Mercer Park, a special purpose acquisition corporation (or “SPAC”) listed on the Neo Exchange Inc. in Canada, consummated its qualifying transaction (the “Business Combination”) pursuant to the terms of an Agreement and Plan of Merger dated as of April 8, 2021, as amended (the “Business Combination Agreement”), pursuant to which Mercer Park indirectly acquired 100% of the common equity interests of GH Group, which included all outstanding Class A and Class B common shares and a certain portion of Series A preferred shares (the “Preferred Shares”) which were converted to common equity interests of GH Group. In addition, Mercer Park assumed all outstanding common share purchase warrants and the Preferred Shares purchase warrants and assumed or exchanged or caused to be exchanged all qualified incentive stock options of GH Group. The Business Combination was effectuated by a reverse merger of an indirect subsidiary of Mercer Park with GH Group, with GH Group as the surviving entity that became a majority-owned indirect subsidiary of the Company. As a result of the Business Combination, GH Group’s shareholders became the controlling shareholders of Mercer Park, which changed its name to Glass House Brands Inc. concurrently with the closing of the Business Combination.

Upon closing of the Business Combination, Mercer Park indirectly acquired all of the issued and outstanding securities of GH Group with the exception of a portion of GH Group’s Preferred Shares, in exchange for an aggregate of 50,151,101 Equity Shares of the Company (which in total includes, on an as-exchanged basis, the Equity Shares issuable upon exchange of outstanding exchangeable shares (the “Exchangeable Shares”) of the Company’s subsidiary, MPB Acquisition Corp. (“MPB”)). The Company also issued 4,754,979 Multiple Voting Shares to certain founders of GH Group. In addition, 28,489,500 of the common share purchase warrants previously issued and outstanding in the capital of Mercer Park were assumed and remain outstanding. Of the 50,151,101 Equity Shares (inclusive of the Exchangeable Shares on an as-exchanged basis) noted above, 731,369 Exchangeable Shares are held in escrow pending any final working capital adjustments. Additionally, 1,008,975 Equity Shares issued to the previous sponsor of Mercer Park are subject to a contractual lock-up with the Company. These shares are to be released from the lock-up restrictions based upon the amount of cash raised by the Company from certain debt and equity financings through June 2023. As of December 31, 2022, the Company released 392,819 Equity Shares that were originally subject to the lock-up restrictions, and 616,156 Equity Shares are subject to a capital-based earnout of permitted debt or equity financings within one year following the closing of the Business Combination. As of December 31, 2022, additional earnout payments consisting of up to an additional 6,306,095 Equity Shares were issuable to the previous sponsor of Mercer Park and all holders of record of the Company’s Equity Shares, the Exchangeable Shares, vested stock options and vested restricted stock units (“RSUs”) as of December 31, 2022, in the event the 20-day volume-weighted average price (“VWAP”) of the Equity Shares reaches $13.00 or $15.00 within two years of closing the Business Combination. In the event that the permitted debt or equity raised by the Company and the Equity Share price targets are not met, the earnout payments will be forfeited.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.NATURE OF OPERATIONS (Continued)

GH Group was deemed to be the acquirer in the Business Combination for accounting and financial reporting purposes based on an analysis of the criteria outlined in Accounting Standards Codification (“ASC”) 805 “Business Combinations” (“ASC 805”). This determination was primarily based on GH Group’s stockholders prior to the Business Combination having a majority of the voting interests in the Company following the closing of the Business Combination, GH Group’s operations comprising the entirety of the ongoing operations of the Company, GH Group’s designees comprising a majority of the board of directors of Company, and GH Group’s senior management comprising the senior management of the Company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of GH Group issuing stock for the net assets of Mercer Park, accompanied by a recapitalization. The net assets of Mercer Park are stated at historical cost, with no goodwill or other intangible assets recorded.

While Mercer Park was the legal acquirer in the Business Combination, because GH Group was deemed the accounting acquirer, the historical financial statements of GH Group became the historical financial statements of the Company upon the consummation of the Business Combination. As a result, the financial statements included in this report reflect (i) the historical operating results of GH Group prior to the Business Combination; (ii) the combined results of the Company and GH Group following the closing of the Business Combination; (iii) the assets and liabilities of GH Group at their historical cost; and (iv) the Company’s equity structure before and after the Business Combination.

In accordance with applicable guidance, the equity structure of the Company has been restated in all comparative periods to reflect the number of Equity Shares (including the Exchangeable Shares on an as-exchanged basis) issued to GH Group’s shareholders in connection with the Business Combination on the statement of changes in shareholders equity and the footnotes to the Financial Statements. As such, the shares and corresponding capital amounts and earnings per share related to GH Group’s Class A and Class B common shares prior to the Business Combination have been retroactively restated to reflect an exchange ratio of 10.27078 Class A or Class B common shares of GH Group, as applicable, per 1 Equity Share of the Company, as established pursuant to the Business Combination Agreement.

COVID-19

In response to the COVID-19 pandemic, governmental authorities have enacted and implemented various recommendations and safety measures in an attempt to limit the spread and magnitude of the pandemic. The COVID-19 pandemic, including government measures to limit the spread of COVID-19, did not have a material adverse impact on the Company’s results of operations during the current reporting period. While the ultimate severity of the outbreak and its impact on the economic environment remains uncertain, the Company continues to closely monitor the potential impact that a resurgence of the COVID-19 virus, including as a result of the emergence of new variants and strains, could have on the Company’s operations. In the event that the Company were to experience widespread transmission of the virus at one or more of the Company’s stores or other facilities, the Company could suffer reputational harm or other potential liabilities. Further, the Company’s business operations may be materially and adversely affected if a significant number of the Company’s employees are impacted by the virus.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.NATURE OF OPERATIONS (Continued)

Liquidity

Historically, the Company’s primary source of liquidity has been its operations, capital contributions made by equity investors and debt issuances. The Company is meeting its current operational obligations as they become due from its current working capital and from operations. However, the Company has sustained losses since inception and may require additional capital in the future. As of and for the year ended December 31, 2022, the Company had an accumulated deficit of $92,665,231, a net loss attributable to the Company of $32,903,021 and net cash used in operating activities of $40,784,553. The Company estimates that based on current business operations and working capital, it will continue to meet its obligations as they become due in the short term.

The Company is generating cash from revenues and deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages its liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, the Company may continue to raise equity or debt capital from investors in order to meet liquidity needs. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects. There can be no assurance that such financing will be available or will be on terms acceptable to the Company.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. GH Group issued Series A Preferred Shares which were classified initially in error as additional paid-in-capital within shareholders’ equity whereas they should have been classified within shareholders’ equity as a non-controlling interest. The error resulted in an overstatement of total shareholders’ equity attributable to the Company of approximately $29,487,000 and a corresponding understatement of non-controlling interest of approximately $29,487,000 for the year ended December 31, 2021. An adjustment has been made to the Consolidated Balance Sheet and Consolidated Statement of Changes in Shareholders’ Equity as of and for the year ended December 31, 2022 to reclassify approximately $29,487,000 in shareholder’s equity.  The reclassification was not considered material to any prior period. There were no changes to total current assets, total assets, total current liabilities, total liabilities, total shareholders’ equity, cash flows or profit and loss to any prior period as a result of this reclassification.

Refer to “Note 3 – Correction of Error in Previously Issued Financial Statements” for further disclosure on correction of errors noted subsequent to the issuance of the Consolidated Financial Statements as of and for the years ended December 31, 2022 and 2021.

Basis of Preparation

The accompanying Amended and Restated Consolidated Financial Statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and reflect the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest. Investments in entities in which the Company has significant influence, but less than a controlling financial interest, are accounted for using the equity method.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

All intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position of the Company as of December 31, 2022 and 2021, the consolidated results of operations and cash flows for the years ended December 31, 2022 and 2021 have been included.

Consolidation of Variable Interest Entities (a “VIE”)

ASC 810 “Consolidation” (“ASC 810”) requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. To determine whether or not a variable interest the Company holds could potentially be significant to the VIE, the Company considers both qualitative and quantitative factors regarding the nature, size and form of the Company’s involvement with the VIE. The equity method of accounting is applied to entities in which the Company is not the primary beneficiary, or the entity is not a VIE and the Company does not have effective control, but can exercise influence over the entity with respect to its operations and major decisions. The Company does not consolidate a VIE in which it is not considered the primary beneficiary. The Company evaluates its relationships with all the VIE’s on an ongoing basis to reassess if it continues to be the primary beneficiary.

Basis of Consolidation

These Amended and Restated Consolidated Financial Statements as of December 31, 2022 and 2021 include the accounts of the Company, its wholly-owned subsidiaries and entities over which the Company has control as defined in ASC 810. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than fifty percent of the outstanding voting securities of another entity. In assessing control, potential voting rights that are currently exercisable are considered.

The following are the Company’s principal wholly-owned or controlled subsidiaries and/or affiliates that are included in these consolidated financial statements as of and for the years ended December 31, 2022 and 2021:

Corporate Entities

			Ownership
Entity	Location	Purpose	2022	2021
MPB Acquisition Corp	Nevada	Holding company	100%	100%
GH Group Inc	Long Beach, CA	Holding company	100%	100%
GHB Unsub LLC	Long Beach, CA	Holding company	100%	100%
Glass House Retail, LLC	Long Beach, CA	Holding company	100%	100%
Glass House Cultivation LLC	Camarillo, CA	Holding company	100%	100%
Glass House Manufacturing LLC	Lompoc, CA	Holding company	100%	100%
LOB Investment Co. LLC	Long Beach, CA	Holding company	100%	100%
SoCal Hemp Co, LLC	Long Beach, CA	Holding company	0%	100%
Plus Products Holding Inc.	Long Beach, CA	Holding company	100%	0%
Plus Products Nevada LLC	Long Beach, CA	Holding company	100%	0%
Plus Products Services LLC	Long Beach, CA	Holding company	100%	0%
Plus Products Wonders LLC	Long Beach, CA	Holding company	100%	0%
Uplift Services LLC	Long Beach, CA	Holding company	100%	0%
Carberry LLC	Long Beach, CA	Holding company	100%	0%

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management and Operating Entities

			Ownership
Subsidiaries	Location	Purpose	2022	2021
G&H Supply Company, LLC	Carpinteria, CA	Cultivation management	100%	100%
Mission Health Associates, Inc.	Carpinteria, CA	Cannabis cultivation	100%	100%
MGF Management LLC	Carpinteria, CA	Cultivation management	100%	100%
G&K Produce LLC	Carpinteria, CA	Cannabis cultivation	100%	100%
K&G Flowers LLC	Carpinteria, CA	Cannabis cultivation	100%	100%
Glass House Camarillo Cultivation LLC	Camarillo, CA	Cannabis cultivation	100%	100%
Lompoc Manufacturing GHG, LLC	Lompoc, CA	Cannabis processing	100%	100%
Lompoc Management Co. LLC	Lompoc, CA	Manufacturing management	100%	100%
CA Manufacturing Solutions LLC	Lompoc, CA	Cannabis manufacturing	100%	100%
Bud and Bloom Inc	Santa Ana, CA	Cannabis retail	100%	100%
Farmacy SB Inc	Santa Barbara, CA	Cannabis retail	100%	100%
ICANN LLC	Berkeley, CA	Cannabis retail	100%	100%
Farmacy Isla Vista LLC	Goleta, CA	Cannabis retail	100%	100%
SBDANK LLC	Santa Ynez, CA	Cannabis retail applicant	51%	51%
E7 Eureka LLC	Eureka, CA	Cannabis retail applicant	100%	100%
The Pottery Inc	Los Angeles, CA	Cannabis retail	100%	0%
Natural Healing Center LLC	Grover Beach, CA	Cannabis retail	100%	0%
NHC Lemoore LLC	Lemoore, CA	Cannabis retail	100%	0%
NHC-MB LLC	Morro Bay, CA	Cannabis retail	100%	0%
GHCC Management, LLC	Carpinteria, CA	Cultivation management	0%	100%
Saint Gertrude Management Company, LLC	Santa Ana, CA	Retail Management	0%	100%

Real Estate Entities

			Ownership
Subsidiaries	Location	Purpose	2022	2021
Glass House Farm LLC	Carpinteria, CA	Real Estate	100%	100%
Magu Farm LLC	Carpinteria, CA	Real Estate	100%	100%
East Saint Gertrude 1327 LLC	Santa Ana, CA	Real Estate	100%	100%
GH Camarillo LLC	Camarillo, CA	Real Estate	100%	100%
2000 De La Vina LLC	Santa Barbara, CA	Real Estate	0%	100%

Non-Controlling Interest

Non-controlling interest represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of the Amended and Restated Consolidated Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the Amended and Restated Consolidated Financial Statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, amortization of intangible assets, inventory valuation, share-based compensation, business combinations, goodwill impairment, long-lived asset impairment, purchased asset valuations, fair value of financial instruments, compound financial instruments, derivative liabilities, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations could be negatively impacted.

Segmented Information

The Company currently operates in one segment, the production and sale of cannabis products, which is how the Company’s Chief Operating Decision Maker manages the business and makes operating decisions. All of the Company’s operations are in the United States of America in the State of California. Intercompany sales and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less.

Restricted Cash

Restricted cash balances are those which meet the definition of cash and cash equivalents but are not available for use by the Company. As of December 31, 2022 and 2021, restricted cash was $3.0 million and $3.0 million, respectively, which is held in an escrow account and used as an interest reserve for the Company’s senior term loan agreement. See “Note 17 – Notes Payable and Convertible Debentures” for further discussion.

Accounts Receivable

The Company extends non-interest-bearing trade credit to its customers in the ordinary course of business which is not collateralized. Accounts receivable are shown on the face of the Amended and Restated Consolidated Balance Sheets, net of an allowance for doubtful accounts. The Company analyzes the aging of accounts receivable, historical bad debts, customer creditworthiness and current economic trends in determining the allowance for doubtful accounts. The Company does not accrue interest receivable on past due accounts receivable. The reserve for doubtful accounts was $1,114,183 and $60,000 as of December 31, 2022 and 2021, respectively.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory

Inventory is comprised of raw materials, finished goods and work-in-process such as pre-harvested cannabis plants and by-products to be extracted. The costs of growing cannabis, including but not limited to labor, utilities, nutrition and supplies, are capitalized into inventory until the time of harvest. All direct and indirect costs, except depreciation and amortization related to inventory are capitalized when incurred, and subsequently classified to cost of goods sold in the Amended and Restated Consolidated Statements of Operations. Raw materials and work-in-process are stated at the lower of cost or net realizable value, determined using the weighted average cost. Finished goods inventory is stated at the lower of cost or net realizable value, with cost being determined on the first-in, first-out (“FIFO”) method of accounting. Net realizable value is determined as the estimated selling price in the ordinary course of business less estimated costs to sell. The Company periodically reviews physical inventory for excess, obsolete, and potentially impaired items and reserves. The Company reviews inventory for obsolete, redundant and slow-moving goods, and any such inventory is written down to net realizable value. Packaging and supplies are initially valued at cost. The reserve estimate for excess and obsolete inventory is based on expected future use. The reserve estimates have historically been consistent with actual experience as evidenced by actual sale or disposal of the goods. As of December 31, 2022 and 2021, the Company’s reserve was $353,994 and $784,289, respectively.

Investments

Long-term investments are related to investments in equity and debt securities of entities over which the Company does not have a controlling financial interest or significant influence and are accounted for at fair value in accordance with ASC 321, “Investments—Equity Securities”, as well as investments and joint ventures in which the Company can exert significant influence but does not control.

Equity investments without readily determinable fair values (which are classified as Level 3 investments in the fair value hierarchy) are measured at cost with adjustments for observable changes in price or impairments (referred to as the “measurement alternative”). In applying the measurement alternative, the Company performs a qualitative assessment on a quarterly basis and recognizes an impairment if there are sufficient indicators that the fair value of the equity investments is less than carrying values. Changes in value are recorded in Other (Income) Expense, Net in the Amended and Restated Consolidated Statement of Operations.

Equity Method and Joint Venture Investments

The Company accounts for investments in which it can exert significant influence but does not control as equity method investments in accordance with ASC 323, “Investments—Equity Method and Joint Ventures”. In accordance with ASC 825, “Financial Instruments”, the fair value option to measure eligible items at fair value on an instrument-by-instrument basis can be applied. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Investments in joint ventures are accounted for under the equity method. These investments are recorded at the amount of the Company’s initial investment and adjusted each period for the Company’s share of the investee’s income or loss, and dividends paid.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment losses, if any. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Land	Not Depreciated
Buildings	15 Years
Furniture and Fixtures	5 Years
Leasehold Improvements	Shorter of Lease Term or Economic Life
Equipment and Software	3 – 5 Years
Construction in Progress	Not Depreciated

The assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting period and adjusted prospectively, if appropriate. An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising from de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the Amended and Restated Consolidated Statements of Operations in the period the asset is derecognized.

Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Intangible assets with a definite life are amortized on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. The estimated useful lives, residual values and amortization methods are reviewed at each reporting period, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization. Amortization is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

Dispensary Licenses	Indefinite
Intellectual Property	5 - 10 Years

In accordance with ASC 350, “Intangibles—Goodwill and Other” (“ASC 350”), costs of internally developing, maintaining or restoring intangible assets are expensed as incurred. Inversely, costs are capitalized when certain criteria are met through the point at which the intangible asset is substantially complete and ready for its intended use.

Goodwill

Goodwill is measured as the excess of consideration transferred over the net of the acquisition date fair value of assets acquired and liabilities assumed in a business acquisition. In accordance with ASC 350, goodwill and other intangible assets with indefinite lives are no longer subject to amortization. The Company reviews the goodwill and other intangible assets allocated to each of the Company’s reporting units for impairment on an annual basis as of year-end or whenever events or changes in circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the carrying amount of a reporting unit is in excess of its fair value, the Company recognizes an impairment charge equal to the amount in excess.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company applies the guidance in Financial Accounting Standards Board (the “FASB”) Accounting Standards Update (“ASU”) 2011-08 “Intangibles-Goodwill and Other-Testing Goodwill for Impairment,” which provides entities with an option to perform a qualitative assessment (commonly referred to as “Step Zero”) to determine whether further quantitative analysis for impairment of goodwill is necessary. In performing Step Zero for the Company’s goodwill impairment test, the Company is required to make assumptions and judgments including but not limited to the following: the evaluation of macroeconomic conditions as related to the Company’s business, industry and market trends, and the overall future financial performance of its reporting units and future opportunities in the markets in which they operate. If impairment indicators are present after performing Step Zero, the Company would perform a quantitative impairment analysis to estimate the fair value of goodwill.

During the years ended December 31, 2022 and 2021, the Company performed its annual impairment analysis for its goodwill impairment. Refer to “Note 12 – Goodwill” for further discussion on goodwill impairment.

Impairment of Long-Lived Assets

For purposes of the impairment test, long-lived assets such as property, plant and equipment, and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). In accordance with ASC 360, “Property, Plant, and Equipment”, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies at the date of evaluation. The reversal of impairment losses is prohibited.

Leased Assets

In accordance with ASU 2016-02, “Leases (Topic 842)” (“ASC 842”), the Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and accrued obligations under operating lease (current and non-current) liabilities in the Amended and Restated Consolidated Balance Sheets. ROU assets for finance leases are included in property and equipment, net, and accrued current and non-current obligations are included in accounts payable and accrued liabilities and other non-current liabilities, respectively, in the Amended and Restated Consolidated Balance Sheets. Leases with an initial term of 12 months or less are not recorded on the Amended and Restated Consolidated Balance Sheets and are expensed in the Amended and Restated Consolidated Statements of Operations on a straight-line basis over the lease term.

ROU assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are classified as a finance lease or an operating lease. A finance lease is a lease in which at least one of the following is true: 1) ownership of the property transfers to the lessee by the end of the lease term; 2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise; 3) the lease is for a major part of the remaining economic life of the underlying asset; 4) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already included in the lease payments equals or exceeds substantially all of the fair value; or 5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. The Company classifies a lease as an operating lease when it does not meet any one of these criteria.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company applies judgment in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease. The Company applies judgment in determining the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. All relevant factors that create an economic incentive for it to exercise either the renewal or termination options are considered. The Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate. The Company applies judgment in allocating the consideration in a contract between lease and non-lease components. It considers whether the Company can benefit from the ROU asset either on its own or together with other resources and whether the asset is highly dependent on or highly interrelated with another ROU asset.

In accordance with ASC 842, lease liability is initially measured at the present value of the lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The Company applies judgment in determining the incremental borrowing rate using estimates which are based on the information available at commencement date. The Company initially measures the ROU asset at the initial amount of the lease liability, plus initial direct costs and lease payments at or before the commencement date, less any lease incentives received.

Additionally, management monitors for events or changes in circumstances that may require a reassessment of one of its leases and determine if a remeasurement is required.

Income Taxes

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the Amended and Restated Consolidated Balance Sheets. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the FASB related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities” (“ASC 815”). ASC 815 generally provides three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company also assesses convertible instruments under ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for convertible instruments by eliminating the requirement to separate embedded conversion features from the host contract when the conversion features are not required to be accounted for as derivatives under ASC 815, or that do not result in substantial premiums accounted for as paid-in capital. By removing the separation model, a convertible debt instrument will be reported as a single liability instrument with no separate accounting for embedded conversion features. This new standard also removes certain settlement conditions that are required for contracts to qualify for equity classification and simplifies the diluted earnings per share calculations by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in diluted earnings per share calculations. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in the Preferred Shares of GH Group based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815 provides that generally, if an event that is not within the entity’s control could require net cash settlement, then the contract shall be classified as an asset or a liability.

Derivative Liabilities

The Company evaluates its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the Amended and Restated Consolidated Statements of Operations. In calculating the fair value of derivative liabilities, the Company uses a valuation model when Level 1 inputs are not available to estimate fair value at each reporting date. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the Amended and Restated Consolidated Balance Sheets as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within twelve months of the Amended and Restated Consolidated Balance Sheets dates. Critical estimates and assumptions used in the model are discussed in “Note 14 - Derivative Liabilities”.

Business Combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition related transaction costs are expensed as incurred and included in the Amended and Restated Consolidated Statements of Operations. Identifiable assets and liabilities, including intangible assets of acquired businesses, are recorded at their fair value at the date of acquisition. When the Company acquires control of a business, any previously held equity interest is also remeasured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the Amended and Restated Consolidated Statements of Operations immediately as a gain on acquisition. See “Note 10 – Business Acquisitions” for further details on business combinations.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. The Company allocates the total cost of the acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company identifies and attributes values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions regarding multiple, highly subjective variables, including those with respect to future cash flows, discount rates, asset lives, and the use of different valuation models, and therefore require considerable judgment. The Company’s estimates and assumptions are based, in part, on the availability of listed market prices or other transparent market data. These determinations affect the amount of amortization expense recognized in future periods. The Company bases its fair value estimates on assumptions it believes to be reasonable but are inherently uncertain. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates, and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with ASC 450, “Contingencies”, as appropriate, with the corresponding gain or loss being recognized in earnings in accordance with ASC 805.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Revenue is recognized by the Company in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Through application of the standard, the Company recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In order to recognize revenue under ASC 606, the Company applies the following five (5) steps:

(1)	Identify a customer along with a corresponding contract;
(2)	Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;
(3)	Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;
(4)	Allocate the transaction price to the performance obligation(s) in the contract; and
(5)	Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenues consist of wholesale biomass and consumer packaged goods (“CPG”) and retail sales of cannabis, which are generally recognized at a point in time when control over the goods have been transferred to the customer and is recorded net of sales discounts. Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company’s credit policy. During the years ended December 31, 2022 and 2021, sales discounts were approximately $10.7 million and $4.0 million, respectively.

Revenue is recognized upon the satisfaction of the performance obligations. The Company satisfies its performance obligations and transfers control upon delivery and acceptance by the customer.

Dispensary Revenue

The Company recognizes revenue from the sale of cannabis products for a fixed price upon delivery of goods to customers at the point of sale since at this time performance obligations are satisfied. Fees collected related to taxes that are required to be remitted to regulatory authorities are recorded as liabilities and are not included as a component of revenues.

Cultivation and Wholesale CPG

The Company recognizes revenue from the sale of cannabis products for a fixed price upon the shipment of cannabis goods as the Company has transferred to the buyer the significant risks and rewards of ownership of the goods. The Company does not retain either continuing material involvement to the degree usually associated with ownership or effective control over the goods sold. Excise taxes due upon sale are recorded as an expense in the accompanying Amended and Restated Consolidated Statements of Operations.

Cost of Goods Sold

Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, packaging and other supplies, fees for services and processing, and allocated overhead, such as allocations of rent, administrative salaries, utilities and related costs. Cost of goods sold excludes depreciation and amortization.

General and Administrative Expenses

General and administrative expenses are comprised primarily of personnel costs, including salaries, incentive compensation, benefits, and share-based compensation, professional service costs, including legal, accounting, consulting and other professional fees, and corporate insurance and other facilities costs associated with the Company’s corporate offices.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-Based Compensation

The Company has an amended and restated equity incentive plan comprised of stock options (“Options”), unrestricted stock bonus, restricted stock units and stock appreciation rights (the “SARs”). Options provide the right to the purchase of one Equity Share per Option. RSUs provide the right to receive one Equity Share per unit (or cash payment equal to the fair market value of an Equity Share). The SARs provide the right to receive cash from the exercise of such right based on the increase in value between the exercise price and the fair market value of the Equity Shares of the Company at the time of exercise.

The Company accounts for its share-based awards in accordance with ASC 718, “Compensation – Stock Compensation”, which requires fair value measurement on the grant date and recognition of compensation expense for all share-based payment awards made to employees and directors, including restricted share awards. For stock options, the Company estimates the fair value using the Black-Scholes closed option valuation model. When there are market-related vesting conditions to the vesting term of the share-based compensation, the Company uses a valuation model to estimate the probability of the market-related vesting conditions being met and will record the expense. The fair value of restricted share awards is based upon the quoted market price of the Equity Shares on the date of grant. The fair value is then expensed over the requisite service periods of the awards, which is generally the performance period, and the related amount is recognized in the Amended and Restated Consolidated Statements of Operations.

The fair value models require the input of certain assumptions that require the Company’s judgment, including the expected term and the expected share price volatility of the underlying share. The assumptions used in calculating the fair value of share-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change resulting in the use of different assumptions, share-based compensation expense could be materially different in the future. In addition, the Company elected not to estimate the expected forfeiture rate and only recognize expense for those shares that actually vest. If the actual forfeiture rate is materially different from management’s estimates, the share-based compensation expense could be significantly different from what the Company has recorded in the current period.

Financial Instruments

Fair Value

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

In accordance with the fair value accounting requirements, companies may choose to measure eligible financial instruments and certain other items at fair value. The Company has not elected the fair value option for any eligible financial instruments. There have been no transfers between fair value levels during the years ended December 31, 2022 and 2021.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments are measured at amortized cost or at fair value. Financial instruments measured at amortized cost consist of accounts receivable, other liabilities, and accounts payable and accrued liabilities wherein the carrying value approximates fair value due to its short-term nature. Other financial instruments measured at amortized cost include notes payable wherein the carrying value at the effective interest rate approximates fair value as the interest rate for such notes payable.

Cash and cash equivalents and restricted cash are measured at Level 1 inputs. Acquisition-related liabilities resulting from business combinations are measured at fair value using Level 1 or Level 3 inputs. Investments that are measured at fair value use Level 3 inputs. Refer to “Note 7 – Investments” for assumptions used to value investments. Derivative liabilities that are measured at fair value use Level 3 inputs. Refer to “Note 14 – Derivative Liabilities” for assumptions used to value the derivative liabilities. Refer to “Note 15 – Contingent Shares and Earnout Liabilities” for assumptions used to value the contingent consideration.

The individual fair values attributed to the different components of a financing transaction, notably derivative financial instruments, convertible debentures and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market.

Impairment

The Company assesses all information available, including on a forward-looking basis, related to the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset at the reporting date with the risk of default at the date of initial recognition based on available information, and forward-looking information that is reasonable and supportive. For accounts receivable only, the Company applies the simplified approach as permitted by ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk. Rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable. Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost. The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Loss per Share

The Company calculates basic earnings or loss per share by dividing net earnings or loss by the weighted-average number of the Equity Shares (including the Exchangeable Shares, as defined herein, on an as-exchanged basis) outstanding during the period. Multiple Voting Shares, as defined herein, are excluded in calculating earnings or loss per share as they do not participate in earnings or losses. Diluted loss per share is the same as basic loss per share if the issuance of shares on the exercise of convertible debentures, contingent shares, warrants, restricted stock units and share options are anti-dilutive. Diluted earnings per share includes options, warrants, restricted stock units, and contingently issuable shares that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible debentures. See “Note 21 – Loss Per Share” for further information.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Adopted Accounting Standards

In May 2021, the FASB issued ASU 2021-04, “Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)” (“ASU 2021-04”), which amends existing guidance for earnings per share (EPS) in accordance with Topic 260. ASU 2021-04 became effective for the Company beginning January 1, 2022. This update should be applied prospectively on or after the effective date of the amendments. The Company adopted ASU 2021-04 on January 1, 2022. The adoption of the standard did not have a material impact on the Company’s Amended and Restated Consolidated Financial Statements.

Recently Issued Accounting Standards

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04”), which provides optional expedients and exceptions for applying GAAP to debt instruments, derivatives, and other contracts that reference London Interbank Offered Rate (“LIBOR”) or other reference rates expected to be discontinued as a result of reference rate reform. This guidance is optional and may be elected through December 31, 2022 using a prospective application on all eligible contract modifications. ASU 2020-04 provides optional expedients and exceptions for applying GAAP to instruments affected by reference rate reform if certain criteria are met. The Company did not modify any material contracts due to reference rate reform during the year ended December 31, 2022. The Company is currently evaluating the impact, if any, the adoption of this accounting standard will have on its financial position and results of operations.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Subtopic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”), which is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the recognition of an acquired contract liability and the effect of payment terms on subsequent revenue recognized. ASU 2021-08 became effective for the Company beginning January 1, 2023. This update should be applied prospectively on or after the effective date of the amendments. The Company is currently evaluating the effect of adopting this accounting standard.

On March 31, 2022, the FASB issued ASU 2022-02, “Financial Instruments—Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures” (“ASU 2022-02”), which eliminates the accounting guidance on troubled debt restructurings for creditors and amends the guidance on “vintage disclosures” to require disclosure of current-period gross write-offs by year of origination. ASU 2022-02 also updates the requirements related to accounting for credit losses under the current guidance and adds enhanced disclosures for creditors with respect to loan refinancing and restructuring for borrowers experiencing financial difficulty. ASU 2022-02 became effective for the Company beginning January 1, 2023. The Company is currently evaluating the effect of adopting this accounting standard.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

3.CORRECTION OF ERROR IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Subsequent to the issuance of the Consolidated Financial Statements as of, and for the years ended, December 31, 2022 and 2021 on March 31, 2023, the Company discovered misclassifications and oversights which impacted the presentation of financial statements in prior periods. In particular, the Company identified certain distributor fees from consumer packaged goods sales included in cost of goods sold which should have been direct reductions to revenues, certain intercompany sales transacted through third-party distributors that were presented as third-party sales, correction of purchase price allocations and impairment of goodwill for certain acquisitions recognized in the first quarter of fiscal year 2023 that have been recognized in fiscal year 2022.

The Company has reviewed applicable accounting guidance and deemed these misclassifications and oversights as errors to previously issued financial statements under ASC 250 “Accounting Changes and Error Corrections”. As a result, adjustments were made to certain financial statement line items of the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows as of, and for the years ended, December 31, 2022 and 2021. The Company performed detailed reviews and analyses of all other financial statement line items and accounting policies and noted additional corrections were required

Adjustments and reclasses as noted in the following schedules are as follows:

(1)	Reclassifications to conform with current year presentation.
(2)	Correction of certain intercompany sales transacted through third-party distributors that were previously presented as third-party sales and not eliminated.
(3)	Correction of distributor fees from consumer packaged goods sales included in cost of goods which should have been a reduction in revenues.
(4)	Corrections of purchase price allocations and impairments related to inventory valuation and correction of slotting fees that were included as COGS which should have been a reduction in revenue.
(5)	Additional corrections as a result of further analysis related to inventory valuation and correction of slotting fees that were included as cost of goods sold which should have been a reduction of revenue.
(6)	Tax adjustments related to the above.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

3.CORRECTION OF ERROR IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continue)

The following tables present the summary impacts of the adjustments on our previously reported consolidated balance sheets as of December 31, 2022 and 2021:

	As of December 31, 2022						As of December 31, 2021
	Previously Reported	Reclassifications		Adjustment		As Corrected	Previously Reported	Adjustment		As Corrected
ASSETS

Current Assets:
Cash	$11,143,502	$—		$—		$11,143,502	$51,066,831	$—		$51,066,831
Restricted Cash	3,000,000	—		—		3,000,000	3,000,000	—		3,000,000
Accounts Receivable, Net	5,652,949	—	(1)	(864,201)	(2)	4,788,748	2,893,911	(429,397)	(2)	2,464,514
Prepaid Expenses and Other Current Assets	8,347,055	(590,983)	(1)	—		7,756,072	5,562,963	—		5,562,963
Inventory	12,057,570	(450,682)		(656,817)	(2)(4)(5)	10,950,071	6,596,302	(68,731)	(2)	6,527,571
Notes Receivable	1,255,843	—		—		1,255,843	—	—		—

Total Current Assets	41,456,919	(1,041,665)		(1,521,018)		38,894,236	69,120,007	(498,128)		68,621,879

Operating Lease Right-of-Use Assets, Net	10,847,642	—		—		10,847,642	3,077,730	—		3,077,730
Finance Lease Right-of-Use Assets, net	—	285,971	(1)	—		285,971	—	—		—
Long Term Investments	4,246,192	—		—		4,246,192	7,196,359	—		7,196,359
Property, Plant and Equipment, Net	216,716,895	(285,971)	(1)	—		216,430,924	195,798,524	—		195,798,524
Intangible Assets, Net	48,651,835	—		(12,730,000)	(4)	35,921,835	5,629,833	—		5,629,833
Goodwill	21,808,566	—		15,988,735	(4)	37,797,301	4,918,823	—		4,918,823
Deferred Tax Asset, Net	1,289,882	—		222,450	(6)	1,512,332	—	—		—
Other Assets	3,650,468	1,041,665	(1)	2		4,692,135	2,339,993	—		2,339,993
TOTAL ASSETS	$348,668,399	$—		$1,960,169		$350,628,568	$288,081,269	$(498,128)		$287,583,141

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$22,333,788	$(66,790)	(1)	$(297,482)	(2)	$21,969,516	$10,215,004	$(277,844)	(2)	$9,937,160
Income Taxes Payable	7,549,878	—		51,196	(6)	7,601,074	5,038,983	(1,229,840)	(6)	3,809,143
Contingent Shares and Earnout Liabilities	14,656,666	—		—		14,656,666	38,428,700	—		38,428,700
Shares Payable	8,588,915	—		—		8,588,915	2,756,830	—		2,756,830
Current Portion of Operating Lease Liabilities	1,077,971	—		—		1,077,971	269,154	—		269,154
Current Portion of Finance Lease Liabilities	—	66,790	(1)	—		66,790	—	—		—
Current Portion of Notes Payable	40,237	—		—		40,237	37,986	—		37,986

Total Current Liabilities	54,247,455	—		(246,286)		54,001,169	56,746,657	(1,507,684)		55,238,973

Operating Lease Liabilities, Net of Current Portion	9,859,232	—		—		9,859,232	2,865,480	—		2,865,480
Finance Lease Liabilities, Net of Current Portion	—	214,017	(1)	—		214,017	—	—		—
Other Non-Current Liabilities	4,505,336	(214,017)	(1)	(1,490,496)	(6)	2,800,823	1,449,045	—		1,449,045
Deferred Tax Liabilities, Net	—	—		—		—	1,330,815	(55,524)	(6)	1,275,291
Notes Payable, Net of Current Portion	62,618,711	—		—		62,618,711	44,817,436	—		44,817,436

TOTAL LIABILITIES	131,230,734	—		(1,736,782)		129,493,952	107,209,433	(1,563,208)		105,646,225

MEZZANINE NON-CONTROLLING INTEREST:
GH Group, Inc. Preferred Series B Shares (no par value, 55,000 shares authorized, 49,969 and nil shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively)	51,774,193	—		—		51,774,193	—	—		—

GH Group, Inc. Preferred Series C Shares (no par value, 5,000 shares authorized, 4,700 and nil shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively)	4,759,925	—		—		4,759,925	—	—		—

SHAREHOLDERS' EQUITY:	—	—		—
Multiple Voting Shares (No par value, unlimited shares authorized, 4,754,979 shares issued and outstanding as of December 31, 2022 and December 31, 2021)	—	—		—		—	—
Subordinate Voting Shares (No par value, unlimited shares authorized, 55,653,855 and 38,563,405 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively)	—	—		—		—	—
Exchangeable Shares (No par value, unlimited shares authorized, 12,566,550 and 18,256,784 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively)	—	—		—		—	—
Additional Paid-In Capital	261,527,245	—		—		261,527,245	241,896,900	—		241,896,900
Accumulated Deficit	(96,362,182)	—		3,696,951		(92,665,231)	(60,827,290)	1,065,080		(59,762,210)

Total Shareholders' Equity Attributable to the Company	165,165,063	—		3,696,951		168,862,014	181,069,610	1,065,080		182,134,690
Non-Controlling Interest	(4,261,516)	—		—		(4,261,516)	(197,774)	—		(197,774)

TOTAL SHAREHOLDERS' EQUITY	217,437,665	—		3,696,951		221,134,616	180,871,836	1,065,080		181,936,916

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$348,668,399	$—		$1,960,169		$350,628,568	$288,081,269	$(498,128)		$287,583,141

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

3.CORRECTION OF ERROR IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continue)

The following tables present the summary impacts of the adjustments on our previously reported consolidated statements of operations for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31, 2022				For the Year Ended December 31, 2021
	Previously Reported	Adjustment		As Corrected	Previously Reported	Adjustment		As Corrected
Revenues, Net	$90,891,087	$(6,017,095)	(2)(3)(5)	$84,873,992	$69,446,852	$(6,254,346)	(2)(3)	$63,192,506
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	69,352,692	(5,190,673)	(2)(3)(4)(5)	64,162,019	53,427,461	(6,034,062)	(2)(3)	47,393,399

Gross Profit	21,538,395	(826,422)		20,711,973	16,019,391	(220,284)		15,799,107

Operating Expenses:
General and Administrative	45,756,572	(182,207)	(4)	45,574,365	33,780,783	—		33,780,783
Sales and Marketing	3,427,338	—		3,427,338	3,530,529	—		3,530,529
Professional Fees	9,951,482	—		9,951,482	9,078,289	—		9,078,289
Depreciation and Amortization	12,301,466	—		12,301,466	4,767,396	—		4,767,396
Impairment Expense - Investments	—	—		—	817,875	—		817,875
Impairment Expense - Goodwill	—	5,850,772	(4)	5,850,772	—	—		—

Total Operating Expenses	71,436,858	5,668,565		77,105,423	51,974,872	—		51,974,872

Loss from Operations	(49,898,463)	(6,494,987)		(56,393,450)	(35,955,481)	(220,284)		(36,175,765)

Other Expense (Income):
Interest Expense	7,608,490	—		7,608,490	2,736,875	—		2,736,875
Interest Income	(56,468)	—		(56,468)	(64,837)	—		(64,837)
Loss on Equity Method Investments	2,006,639	—		2,006,639	1,089,047	—		1,089,047
Loss (Gain) on Change in Fair Value of Derivative Liabilities	29,863	—		29,863	(825,000)	—		(825,000)
(Gain) on Change in Fair Value of Contingent Liabilities and Shares Payable	(28,868,949)	—		(28,868,949)	(4,031,634)	—		(4,031,634)
Loss on Disposition of Subsidiary	—	—		—	6,090,337	—		6,090,337
Loss on Extinguishment of Debt	489,647	—		489,647	—	—		—
Other (Income) Expense, Net	(252,822)	—		(252,822)	117,216	—		117,216

Total Other (Income) Expense, Net	(19,043,600)	—		(19,043,600)	5,112,004	—		5,112,004

Loss from Operations Before Provision for Income Tax Expense	(30,854,863)	(6,494,987)		(37,349,850)	(41,067,485)	(220,284)		(41,287,769)
Provision for Income Tax Expense	4,741,704	(9,126,858)	(6)	(4,385,154)	3,298,101	(1,285,364)	(6)	2,012,737

Net Loss	(35,596,567)	2,631,871		(32,964,696)	(44,365,586)	1,065,080		(43,300,506)

Net Loss Attributable to Non-Controlling Interest	(61,675)	—		(61,675)	(197,774)	—		(197,774)

Net Loss Attributable to the Company	$(35,534,892)	$2,631,871		$(32,903,021)	$(44,167,812)	$1,065,080		$(43,102,732)

Loss Per Share - Basic and Diluted	$(0.87)			$(0.83)	$(1.14)			$(1.11)

Weighted-Average Shares Outstanding - Basic and Diluted	64,182,436			64,182,436	40,280,639			40,280,639

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

3.CORRECTION OF ERROR IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continue)

The following tables present the summary impacts of the adjustments on our previously reported consolidated statements of cash flows for the years ended December 31, 2022 and 2021:

	For the Year Ended December 31, 2022						For the Year Ended December 31, 2021
	Previously Reported	Reclassifications		Adjustment		As Corrected	Previously Reported	Reclassifications		Adjustment		As Corrected
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(35,596,567)	$—		$2,631,871		$(32,964,696)	$(44,365,586)	$—		$1,065,080		$(43,300,506)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Deferred Tax (Benefit)	(2,620,697)	—		(8,917,398)	(6)	(11,538,095)	(89,768)	—		(55,525)	(6)	(145,293)
Bad Debt Expense	969,501	—		(182,202)	(4)	787,299	3,286,494	—		—		3,286,494
Interest Capitalized to Notes Payable	—	—		—		—	1,427,522	—		—		1,427,522
Interest Income Capitalized to Principal Balance	—	—		—		—	(64,085)	—		—		(64,085)
Depreciation and Amortization	12,301,466	—		—		12,301,466	4,767,396	—		—		4,767,396
Loss on Equity Method Investments	2,006,639	—		—		2,006,639	1,089,047	—		—		1,089,047
Impairment Expense - Investments	—	—		—		—	817,875	—		—		817,875
Impairment Expense - Goodwill	—	—		5,850,772	(4)	5,850,772	—	—		—		—
Loss on Disposition of Subsidiary	—	—		—		—	6,090,337	—		—		6,090,337
Loss on Extinguishment of Debt	489,647	—		—		489,647	—	—		—		—
Non-Cash Operating Lease Costs	32,657	812,338	(1)	—		844,995	18,523	712,358	(1)	—		730,881
Accretion of Debt Discount and Loan Origination Fees	1,521,638	—		—		1,521,638	953,549	—		—		953,549
(Gain) Loss on Change in Fair Value of Derivative Liabilities	29,863	—		—		29,863	(825,000)	—		—		(825,000)
(Gain) on Change in Fair Value of Contingent Liabilities and Shares Payable	(28,868,949)	—		—		(28,868,949)	(4,031,634)	—		—		(4,031,634)
Share-Based Compensation	12,755,681	—		—		12,755,681	8,709,913	—		—		8,709,913
Changes in Operating Assets and Liabilities:	—	—
Accounts Receivable	(2,013,793)	—		434,801	(2)(4)	(1,578,992)	2,182,335	—		429,397	(2)	2,611,732
Prepaid Expenses and Other Current Assets	(2,157,037)	590,983	(1)	—		(1,566,054)	(2,915,401)	—		—		(2,915,401)
Inventory	(1,536,213)	450,682	(1)	411,256	(2)(4)(5)	(674,275)	612,989	—		68,731	(2)	681,720
Other Assets	(1,243,174)	(1,041,665)	(1)	(2)		(2,284,841)	(1,881,146)	—		—		(1,881,146)
Accounts Payable and Accrued Liabilities	559,501	20,215	(1)	(106,643)	(2)	473,073	3,242,190	—		(277,845)	(2)	2,964,345
Interest Payments on Finance Leases	(14,577)	—		—		(14,577)	—	—		—		—
Income Taxes Payable	712,507	—		1,281,036	(6)	1,993,543	89,514	—		(1,229,839)	(6)	(1,140,325)
Operating Lease Liabilities	—	(812,338)	(1)	—		(812,338)	—	(712,358)	(1)	—		(712,358)
Other Non-Current Liabilities	1,867,139	—		(1,403,491)	(6)	463,648	599,687	—		1		599,688

NET CASH USED IN OPERATING ACTIVITIES	(40,804,768)	20,215		—		(40,784,553)	(20,285,249)	—		—		(20,285,249)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(27,765,732)	—		—		(27,765,732)	(108,495,825)	—		—		(108,495,825)
Issuance of Note Receivable	(6,717,100)	—		—		(6,717,100)	(2,274,167)	—		—		(2,274,167)
Contributions to Equity Method Investments	(513,343)	—		—		(513,343)	(787,502)	—		—		(787,502)
Distributions Received from Equity Method Investments	3,001,871	—		—		3,001,871	340,780	—		—		340,780
Cash Acquired in Business Acquisition, Net of Cash Paid	2,793,631	—		—		2,793,631	(284,028)	—		—		(284,028)

NET CASH USED IN INVESTING ACTIVITIES	(29,200,673)	—		—		(29,200,673)	(111,500,742)	—		—		(111,500,742)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Notes Payable, Third Parties and Related Parties	9,421,000	—		—		9,421,000	58,209,714	—		—		58,209,714
Proceeds from the Issuance of Preferred Shares	31,957,950	—		—		31,957,950	—	—		—		—
Payment on Finance Lease	—	(20,215)	(1)	—		(20,215)	—	—		—		—
Redemption of Preferred Shares	(772,718)	—		—		(772,718)	—	—		—		—
Payments on Notes Payable, Third Parties and Related Parties	(9,887,672)	—		—		(9,887,672)	(954,092)	—		—		(954,092)
Cash Received Upon Issuance of Equity	303,694	—		—		303,694	125,859,372	—		—		125,859,372
Contributions	3,060,000	—		—		3,060,000	—	—		—		—
Distributions to Preferred Shareholders	(4,000,142)	—		—		(4,000,142)	(1,797,423)	—		—		(1,797,423)

NET CASH PROVIDED BY FINANCING ACTIVITIES	30,082,112	(20,215)		—		30,061,897	181,317,571	—		—		181,317,571

NET (DECREASE) INCREASE IN CASH, RESTRICTED CASH AND CASH EQUIVALENTS	(39,923,329)	—		—		(39,923,329)	49,531,580	—		—		49,531,580
Cash, Restricted Cash and Cash Equivalents, Beginning of Year	54,066,831	—		—		54,066,831	4,535,251	—		—		4,535,251

CASH, RESTRICTED CASH AND CASH EQUIVALENTS, END OF YEAR	$14,143,502	$—		$—		$14,143,502	$54,066,831	$—		$—		$54,066,831

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

4.CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash balances at its physical locations, which are not currently insured, and with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of December 31, 2022 and 2021, the Company has not experienced any losses with regards to its cash balances.

The Company provides certain credit terms in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information. There were two (2022) and one (2021) customer(s) for the year ended December 31, 2022 and 2021, respectively, that comprised 32% and 22%, respectively, of the Company’s revenues. As of December 31, 2022 and 2021, these same customers had a balance due to the Company of $5,240,179 and $2,403,097, respectively.

5.INVENTORY

As of December 31, 2022 and 2021, inventory consists of the following:

	2022	2021
Raw Materials	$2,761,602	$1,325,590
Work-in-Process	3,977,761	2,777,245
Finished Goods	4,210,708	2,424,736
Total Inventory	$10,950,071	$6,527,571

6.NOTES RECEIVABLE

On May 12, 2022, the Company announced it executed definitive agreements (the “Agreements”) to acquire 100% of the equity interests in certain Natural Healing Center-branded and operated retail dispensaries. See “Note 10 – Business Acquisitions” for further information on the business combinations completed during the year ended December 31, 2022. As a result, the Company reclassified $5,461,255 of the note receivable previously issued as consideration for the purchase of Natural Healing Center, LLC. As of December 31, 2022, three acquisitions related to the Natural Healing Center-branded and operated retail dispensaries (Natural Healing Center, LLC., NHC Lemoore, LLC and NHC-MB LLC) have closed and one retail dispensary located in Turlock, California, is under construction and is expected to close in 2023. Calculation and payment of consideration for the acquisition of the Turlock dispensary will occur at the end of its sixth full quarter of operations, at six times its annualized EBITDA in that quarter. The consideration will be paid 80% in stock priced at the 25-day volume-weighted average price (“VWAP”) of the Equity Shares as of that quarter end and 20% in the form of an unsecured, subordinated promissory note bearing interest of 8% annually and maturing after the four-year anniversary of the closing date.

The Company was issued senior secured promissory notes (the “Notes”) in conjunction with the Agreements. The Notes have an interest rate of 15% per annum with outstanding principal balance and accrued interest to be paid in full in cash 180 days following the closing of the plan of merger of Natural Healing Center, LLC, unless prepaid in whole or in part upon the closing of the transactions contemplated by the Agreements, as against the Merger Consideration (as defined in the Agreements). As of December 31, 2022 and 2021, the notes receivable balance is $1,255,843 and nil, respectively, and the Notes are included as Notes Receivable in the Amended and Restated Consolidated Balance Sheets.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

7.INVESTMENTS

The Company has various investments in entities in which it holds a significant but non-controlling interest through voting equity or through representation on the entities’ board of directors or equivalent governing bodies. Accordingly, the Company was deemed to have significant influence resulting in the Company accounting for these investments under the equity method.

On August 17, 2022, the Company, through its subsidiary, 5042 Venice, LLC, closed on the sale of the 50% held undivided tenancy-in-common interest in its equity method investment (the “TIC Interest”). As part of the transaction, the Company no longer has an equity interest in the TIC Interest. However, the Company became the manager of 5042 Real Estate Investment LLC which acquired 42.93% of the TIC Interest and the remaining 7.07% was acquired by a related party to senior management of the Company.

On July 28, 2022, the Company acquired the remaining equity and property ownership interests of N.R.O Management, LLC and The Pottery, a retail dispensary located in Los Angeles, California. See “Note 10 – Business Acquisitions” for further discussion. During the year ended December 31, 2022, the Company recorded the difference of the book value and the fair value of the equity method investment, as of the acquisition date, as a loss from equity method investments of $745,072.

		N.R.O				5042 Real
	LOB Group,	Management,	SoCal Hemp	ICANN,	5042 Venice,	Estate Investment,	Lompoc TIC,
	Inc.	LLC	JV, LLC	LLC	LLC	LLC	LLC	TOTAL
Fair Value as of December 31, 2020	$2,809,412	$2,336,713	$1,058,778	$2,045,309	$2,222,695	$—	$228,961	$10,701,868
Additions	—	—	701,254	—	—	—	86,248	787,502
Distribution	—	—	—	—	(243,880)	—	(96,900)	(340,780)
Reclass of Investment for Acquisition	—	—	—	(2,045,309)	—	—	—	(2,045,309)
Impairment Expense	—	—	(817,875)	—	—	—	—	(817,875)
(Loss) Gain on Equity Method Investments	(48,271)	(317,764)	(942,157)	—	242,705	—	(23,560)	(1,089,047)
Fair Value as of December 31, 2021	$2,761,141	$2,018,949	$—	$—	$2,221,520	$—	$194,749	$7,196,359
Additions	—	300,000	213,000	—	343	2,445,000	—	2,958,343
Distributions	—	—	—	—	(3,001,871)	—	—	(3,001,871)
Acquisition of Equity Method Investment	—	(900,000)	—	—	—	—	—	(900,000)
(Loss) Gain on Equity Method Investments	(457,671)	(1,418,949)	(213,000)	—	780,008	(665,401)	(31,626)	(2,006,639)
Fair Value as of December 31, 2022	$2,303,470	$—	$—	$—	$—	$1,779,599	$163,123	$4,246,192

During the years ended December 31, 2022 and 2021, the Company recorded net losses from equity method investments of $2,006,639 and $1,089,047, respectively. These investments are recorded at the amount of the Company’s initial investment and adjusted for the Company’s share of the investee’s income or loss and dividends paid. During the fourth quarter of the year ended December 31, 2021, the Company recognized $817,875 of other than temporary impairment as a result of the investee ceasing operations. The Company determined that the fair value of its investment in SoCal Hemp JV, LLC was nil as of December 31, 2021.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

8.PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2022 and 2021, property, plant and equipment consist of the following:

	2022	2021

Land	$70,888,383	$70,782,068
Buildings	140,042,534	108,024,254
Furniture and Fixtures	471,696	316,395
Leasehold Improvements	10,927,265	8,412,489
Equipment and Software	8,050,827	5,712,519
Construction in Progress	6,447,286	11,867,167

Total Property, Plant and Equipment	236,827,991	205,114,892
Less Accumulated Depreciation and Amortization	(20,397,067)	(9,316,368)
Property, Plant and Equipment, Net	$216,430,924	$195,798,524

During the years ended December 31, 2022 and 2021, the Company recorded depreciation expense of $11,323,468 and $4,597,229, respectively. The amount of depreciation recognized for finance leases during the years ended December 31, 2022 and 2021 was $15,051 and nil, respectively, see “Note 16 – Leases” for further information.  Additionally, during the years ended December 31, 2022 and 2021, the Company capitalized interest to property and equipment of $1,043,392 and nil, respectively.

During the year ended December 31, 2021, the Company entered into a third amendment to its acquisition agreement (the “Camarillo Acquisition Agreement”) regarding the purchase of certain real property in Camarillo, California. The purchase price was amended to $93,000,000, payable in cash. The Company further entered into a fourth amendment to the Camarillo Acquisition Agreement in which certain fixed assets in the amount of $110,000 were added to the net assets acquired and consideration to be credited to the sellers at closing. In addition, the parties agreed to afford the sellers more time to obtain terminations to UCC-1 financing statements with respect to certain personal property conveyed as part of the asset acquisition. The Company paid the total cash purchase price upon closing on September 14, 2021 (the “Camarillo Closing Date”). The asset acquisition was accounted for in accordance with ASC 805-50, “Acquisition of Assets Rather than a Business”. As consideration for the assignment of the option rights to purchase certain real property in conjunction with the Camarillo Acquisition Agreement (the “Option Right”), the Company issued 6,500,000 Equity Shares to the original option holder with an aggregate value of $29,250,000 on the Camarillo Closing Date. In addition to the Equity Shares issued for the Option Right on the Camarillo Closing Date, the Company is obligated to issue up to an additional 3,500,000 Equity Shares to the original option holder as a contingent payment, and a potential earnout fee of up to $75,000,000 payable to the original option holder in Equity Shares, if certain conditions and financial metrics are met, see “Note 15 – Contingent Shares and Earnout Liabilities” for further information.

The following is a summary of the total consideration paid in the above transaction:

Cash Payments	$93,000,000
Survey and Other Fees	262,875
Shares Issued for the Purchase of Real Property	29,250,000
Fair Value of Contingent Consideration	14,973,000
Fair Value of Earnout Payments	19,847,000
Total Consideration in the Camarillo Transaction	$157,332,875

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

9.DISPOSITION OF SUBSIDARY

On March 3, 2021, the Company entered into an agreement to assign all of its limited liability company membership interests in Field Investment Co. LLC (“Field Investment Co.”), a Company subsidiary, and Field Investment Co.’s subsidiaries, Field Taste Matters, Inc., ATES Enterprises, LLC, and Zero One Seven Management, LLC, for de minimis consideration to an unrelated third party. On the same day, the Company immediately divested itself of Field Investment Co. and recognized a loss on disposition of a subsidiary in the amount of $6,090,337 for the year ended December 31, 2021. The subsidiary disposed of does not qualify as a discontinued operation in accordance with ASC 205 “Discontinued Operations”.

The net assets of the subsidiary that was disposed of consists of the following:

ASSETS:
Accounts Receivable, Net	$21,067
Prepaid Expenses and Other Current Assets	430,654
Operating Lease Right-of-Use Assets, Net	976,417
Property, Plant and Equipment, Net	310,501
Intangible Assets, Net	3,727,500
Goodwill	2,095,918
Other Assets	95,419
TOTAL ASSETS	$7,657,476
LIABILITIES:

Accounts Payable and Accrued Liabilities	$473,500
Operating Lease Liabilities	1,051,588
Notes Payable	42,051
TOTAL LIABILITIES	$1,567,139
NET ASSETS DISPOSED	$6,090,337

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

10.BUSINESS ACQUISITIONS

The purchase price allocations for the business acquisitions completed during the year ended December 31, 2022, as set forth in the table below, reflect various preliminary fair value estimates and analyses that are subject to change within the measurement period as valuations are finalized. The primary areas of the preliminary purchase price allocations that are not yet finalized relate to the tax impact of the acquisitions, fair values of certain tangible assets, the valuation of intangible assets acquired and residual goodwill. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition dates during the measurement periods. Measurement period adjustments that the Company determines to be material will be applied in the period the adjustment is determined to the acquisitions in the Company’s Amended and Restated Consolidated financial statements, and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. The acquisitions noted below were accounted for in accordance with ASC 805 “Business Combinations”. The acquisition adjustments related to the business combinations were not pushed down to the separate financial statements of the acquired entities.

The preliminary (2022) allocation of purchase prices of business acquisitions completed during the year ended December 31, 2022 and summary of allocation of purchase price of the business acquisition completed during the year ended December 31, 2021 are as follows:

	2022 Acquisitions						2021 Acquisition
			Natural
	Plus Products	The Pottery,	Healing	NHC Lemoore,	NHC-MB,
	Holding Inc.	Inc.	Center, LLC	LLC	LLC	Total	iCANN, LLC
Closing Date:	April 28, 2022	July 28, 2022	September 6, 2022	September 6, 2022	September 14, 2022		January 1, 2021

Total Consideration
Convertible Debenture Notes	$16,257,104	$—	$—	$—	$—	$16,257,104	$—
Restricted Stock Units Issued	188,122	—	—	—	—	188,122	—
Derivative Asset	(251,020)	—	—	—	—	(251,020)	—
Contingent Restricted Stock Units	5,460,000	—	—	—	—	5,460,000	—
Fair Value of Equity Issued	9,707,414	1,100,000	5,938,298	3,272,515	5,248,569	25,266,796	3,380,278
Shares Payable	—	—	2,262,000	1,274,000	1,933,000	5,469,000	—
Fair Value of Remaining 50% equity interest	—	900,000	—	—	—	900,000	—
Cash Payment	—	—	590,795	1,642,522	305,427	2,538,744	442,956
Loan Forgiveness	—	—	1,711,257	3,750,000	—	5,461,257	—
Equity Investment Converted	—	—	—	—	—	—	2,045,309
Assumption of IRS Debt	—	—	6,753,499	—	—	6,753,499	—
Total Consideration	$31,361,620	$2,000,000	$17,255,849	$9,939,037	$7,486,996	$68,043,502	$5,868,543

Net Assets Acquired (Liabilities Assumed)

Current Assets (3)	$6,095,273	$382,436	$4,146,644	$147,259	$468,585	$11,240,197	$562,221
Operating Right-of-Use Asset	294,159	3,671,969	992,717	991,606	772,647	6,723,098	1,160,730
Property, Plant and Equipment	789,779	37,201	273,679	1,788,166	—	2,888,825	692,645
Non-Current Assets	93,662	3,500	—	—	—	97,162	—
Current Liabilities Assumed	(1,157,112)	(2,854,242)	(2,496,552)	(706,487)	(655,334)	(7,869,727)	(922,745)
Lease Liabilities	(294,159)	(3,671,969)	(832,060)	(833,989)	(652,654)	(6,284,831)	(1,113,584)
Deferred Tax Liabilities, Net	(2,154,737)	(971,031)	(3,665,852)	(363,787)	(1,595,065)	(8,750,472)	(209,466)
Intangible Assets:
Intellectual Property	5,100,000	400,000	1,100,000	300,000	600,000	7,500,000	600,000
Customer Relationship	2,600,000	—	—	—	—	2,600,000	—
Cannabis License	—	3,070,000	12,000,000	1,000,000	5,100,000	21,170,000	2,900,000
Total Intangible Assets	7,700,000	3,470,000	13,100,000	1,300,000	5,700,000	31,270,000	3,500,000
Total Identifiable Net Assets Acquired (Net Liabilities Assumed)	11,366,865	67,864	11,518,576	2,322,768	4,038,179	29,314,252	3,669,801
Goodwill (1)	19,994,755	1,932,136	5,737,273	7,616,269	3,448,817	38,729,250	2,198,742
Total Net Assets Acquired	$31,361,620	$2,000,000	$17,255,849	$9,939,037	$7,486,996	$68,043,502	$5,868,543
Revenues from Acquisition	$4,877,839	$1,070,380	$3,468,548	$1,231,088	$1,912,771	$12,560,626	$6,819,012
Net Income (Loss) from Acquisition	$258,022	$(457,593)	$956,096	$(128,685)	$465,470	$1,093,310	$60,834
Pro Forma Revenues (2)	$3,911,580	$2,110,084	$8,158,053	$3,889,361	$4,647,797	$22,716,875	n/a
Pro Forma Net Income (Loss) (2)	$1,067,848	$(1,287,036)	$551,711	$(231,069)	$289,561	$391,015	n/a
(1)	Goodwill arising from acquisitions represent expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. Generally, goodwill related to dispensaries acquired within a state adds to the footprint of the Company’s dispensaries within the state, giving the Company’s customers more access to the Company’s branded stores. Goodwill related to cultivation and wholesale acquisitions provide for lower costs and synergies of the Company’s growing and wholesale distribution methods which allow for overall lower costs.
(2)	If the 2022 acquisitions had been completed on January 1, 2022, the Company estimates it would have recorded changes in revenues and changes in net (losses) income shown in the pro forma amounts noted above. As the 2021 acquisition was completed on January 1, 2021, no pro forma information is required.
(3)	Included in current assets acquired in the business combination was cash acquired, accounts receivable, other current assets and inventory as of the acquisition date.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

10.BUSINESS ACQUISITIONS (Continued)

On January 1, 2021, the Company completed an acquisition of 100% of the equity interests of iCANN, LLC dba Farmacy Berkeley (“iCANN”), a licensed retail cannabis company located in Berkeley, California. Pursuant to the terms of the merger agreement between a subsidiary of the Company and iCANN, the following occurred: (i) the Company elected to convert an earlier issued convertible note with an unpaid principal amount of $2,000,000 and accrued interest of $45,309 into equity interests of iCANN; (ii) the Company paid $400,000 in cash to four founder-holders of iCANN equity interests: (iii) the Company issued 7,511,725 shares of Class A Common Stock of GH Group (which were ultimately exchanged for 731,369 Exchangeable Shares) to holders of iCANN equity interests; and (iv) $42,956 in cash to the remaining holders of iCANN equity interests who were not accredited investors. In addition, during the year ended December 31, 2021, the Company granted 48,682 Exchangeable Shares to various brokers and consultants as finders’ fees and recorded $225,000 in share-based compensation.

On April 28, 2022, the Company completed an acquisition of 100% of the equity interests in Plus Products Holdings, Inc. (“Plus Products”), a leading cannabis edibles company located in California. Pursuant to the terms of the acquisition agreement, the preliminary purchase price is for an aggregate consideration of $31,361,620 and is comprised of the following: (i) 20,005 unsecured convertible debenture notes, of which 8,003 may be issued in the form of alternative convertible debenture notes (see “Note 17 – Notes Payable and Convertible Debentures” for further information), (ii) 2,102,578 Equity Shares, (iii) 208,635 Equity Shares granted pro-rata upon closing to exempt grantees (the “Incentive Shares”), (iv) 44,751 RSUs granted pro-rata upon closing which fully vested on May 30, 2022 and settled in the Company’s Equity Shares (the“Incentive RSUs”) and (v) 1,300,000 RSUs contingent on revenue earnout provisions. In addition, the Company granted 450,000 RSUs (the “Retention RSUs”) to certain Plus Products employees which will vest 33% one year after the grant date and the remaining 67% vest in eight equal quarterly installments following the grant date. The fair value of the Retention RSUs, or $1,890,000, was recognized as a component of equity with expense subsequently recognized over the vesting period.

On July 28, 2022, the Company acquired the remaining equity and other ownership interests of N.R.O Management, LLC and The Pottery, a retail dispensary located in Los Angeles, California. The Company previously owned 50% of the equity and other ownership interests prior to July 28, 2022. The preliminary purchase price is for an aggregate consideration of $2,000,000 and is comprised of the following: (i) 500,000 Equity Shares of the Company and (ii) the fair value of the remaining 50% of the equity interests held. The shares will have a one-year lock-up period through July 28, 2023. As of the date of the acquisition, the total fair value of the equity shares was determined to be $1,100,000, or approximately $2.20 per share.  The fair value of the remaining 50% equity interests was determined to be $900,000 using the income approach based on Level 3 inputs on the fair value hierarchy framework. In addition, the Company, or its designee, had the option of acquiring all the remaining undivided ownership interests in the underlying real property for $3,000,000, in cash. The Company elected not to acquire the remaining undivided ownership interests of the underlying real property.

On September 6, 2022, the Company completed the acquisition of Natural Healing Center, LLC. (“Grover Beach”), a retail dispensary located in Grover Beach, California, through GHG-NHC Grover Inc., a wholly owned subsidiary of the Company. Pursuant to the terms of the merger agreement, the preliminary purchase price is for an aggregate consideration of $17,255,849 and is comprised of the following: (i) $5,938,298 fair value of the Equity Shares of the Company and $2,262,000 fair value of deferred Equity Shares payable, (ii) cash payment, (iii) loan forgiveness and (iv) assumption of certain IRS debt. The Equity Shares issued were paid upon closing with fair value determined as the closing price of the Company’s stock as of September 7, 2022. The deferred Equity Shares payable are to be issued upon the earlier of: 1) the sixth calendar quarter following the opening of NHC Turlock, LLC (“Turlock”) or 2) September 7, 2024. As of the date of the issuance of these financial statements, the merger of Turlock has not closed.

On September 6, 2022, the Company completed the acquisition of NHC Lemoore, LLC (“Lemoore”), a retail dispensary located in Lemoore, California, through GHG-NHC Lemoore Inc., a wholly owned subsidiary of the Company. Pursuant to the terms of the merger agreement, the preliminary purchase price is for an aggregate consideration of $9,939,037, and is comprised of the following: (i) $3,272,515 fair value of the Equity Shares of the Company and $1,274,000 fair value of deferred Equity Shares and (ii) a cash payment. The Equity Shares issued were paid upon closing with fair value determined as the closing price of the Company’s stock as of September 7, 2022. The deferred Equity Shares payable are to be issued upon the earlier of: 1) the sixth calendar quarter following the opening of Turlock or 2) September 7, 2024.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

10.BUSINESS ACQUISITIONS (Continued)

On September 14, 2022, the Company completed the acquisition of NHC-MB LLC (“Morro Bay”), a retail dispensary in Morro Bay, California, through GHG-NHC Morro Inc., a wholly owned subsidiary of the Company. Pursuant to the terms of the merger agreement, the preliminary purchase price is for an aggregate consideration of $7,486,996 and is comprised of the following: (i) $5,248,569 fair value of the Equity Shares of the Company and $1,933,000 fair value of deferred Equity Shares and (ii) a cash payment. 80% of the Equity Shares issued were paid upon closing with fair value determined as the closing price of the Company’s stock as of September 14, 2022. The deferred Equity Shares payable are to be issued upon the earlier of: 1) the sixth calendar quarter following the opening of Turlock or 2) September 14, 2024. The full value of the Equity Shares issued were accounted as consideration and included as a component of shares payable in the accompanying Amended and Restated Consolidated Balance Sheets.

11.INTANGIBLE ASSETS

As of December 31, 2022 and 2021, intangible assets consist of the following:

	2022	2021
Definite Lived Intangible Assets
Customer Relationships	$2,600,000	$—
Intellectual Property	8,290,000	790,000

Total Definite Lived Intangible Assets	10,890,000	790,000
Less Accumulated Amortization	(1,186,665)	(208,667)
Definite Lived Intangible Assets, Net	9,703,335	581,333
Indefinite Lived Intangible Assets
Dispensary Licenses	26,218,500	5,048,500
Total Indefinite Lived Intangible Assets	26,218,500	5,048,500
Total Intangible Assets, Net	$35,921,835	$5,629,833

For the years ended December 31, 2022 and 2021, the Company recorded amortization expense related to intangible assets of $977,998 and $170,167, respectively. Additionally, during the years ended December 31, 2022 and 2021, management noted no indications of impairment on its intangible assets.

The following is the future minimum amortization expense to be recognized for the years ended December 31:

December 31:
2023	1,668,000
2024	1,655,333
2025	1,630,000
2026	1,510,000
2027	1,030,002
Thereafter	2,210,000
Total Future Amortization Expense	$9,703,335

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

12.GOODWILL

As of December 31, 2022 and 2021, goodwill was $37,797,301 and $4,918,823, respectively. See “Note 9 – Disposition of Subsidiary” and “Note 10 – Business Acquisitions” for further information.

The following are activities for goodwill for the year ended December 31:

	2022	2021
Balance at Beginning of Year	$4,918,823	$4,815,999
Acqusitions During the Year	38,729,250	2,198,742
Disposal of Subsidiary	—	(2,095,918)
Impairments During the Year	(5,850,772)	—
Balance at End of Year	$37,797,301	$4,918,823

Goodwill is assigned to the reporting unit, which is the operating segment level or one level below the operating segment. Goodwill arises when the purchase price for acquired businesses exceeds the fair value of tangible and intangible assets acquired less assumed liabilities. Goodwill is reviewed annually for impairment or more frequently if impairment indicators arise. The goodwill impairment test compares the fair value of a reporting unit with its carrying amount. The amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as a goodwill impairment loss. The Company conducts its annual goodwill impairment assessment as of the last day of the fiscal year. During the year ended December 31, 2022, management noted indications of impairment on the goodwill of its CPG reporting unit and recorded an impairment expense of $5,850,772 as a result of unforeseen market demand and updated earnings projections in the consumer packaged goods market. No such indicators of goodwill impairment were noted during the year ended December 31, 2021.

13.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of December 31, 2022 and 2021, accounts payable and accrued liabilities consist of the following:

	2022	2021

Accounts Payable	$6,005,745	$4,342,622
Accrued Liabilities	12,603,940	2,567,142
Accrued Payroll and Related Liabilities	2,089,259	1,707,744
Sales Tax and Cannabis Taxes	1,270,572	1,319,652
Total Accounts Payable and Accrued Liabilities	$21,969,516	$9,937,160

The Company offers a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of December 31, 2022 and 2021, was approximately $999,000 and $380,000, respectively.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.DERIVATIVE LIABILITIES

During the year ended December 31, 2021, the Company issued convertible debt to third parties and related parties, see “Note 17 – Notes Payable and Convertible Debentures” and “Note 18 – Notes Payable – Related Parties”, respectively. Upon the analysis of the conversion feature of the convertible debt under ASC 815, the Company determined that the conversion features are to be accounted for as derivative liabilities. The Company valued the conversion feature using the Binomial Lattice Model using the following Level 3 inputs:

2021*

Weighted-Average Risk Free Annual Rate	0.25%
Weighted-Average Average Probability at Maturity	0.00%
Weighted-Average Average Probability Before Maturity	100.00%
Weighted-Average Average Probability at Change of Control	0.00%
Weighted-Average Expected Annual Dividend Yield	0.0%
Weighted-Average Expected Stock Price Volatility	0.0%
Weighted-Average Expected Life in Years	—
* Represents inputs immediately prior to the conversion on June 29, 2021

A reconciliation of the beginning and ending balance of derivative liabilities and change in fair value of derivative liabilities for the year ended December 31, 2021 is as follows:

2021
Balance at Beginning of Year	$7,365,000

Derivative Liability Incurred Upon Issuance of Convertible Debt	182,000
Change in Fair Value	(825,000)
Reclassified to Equity Upon Conversion of Debt	(6,722,000)
Balance at End of Year	$—

Derivative liabilities are included in current liabilities as the holders of the convertible notes can convert at any time.

During the year ended December 31, 2021, GH Group converted all its convertible debt with derivative conversion features to the Preferred Shares. As a result, the Company recorded adjustments to the fair value of the derivative through the date of conversion. The remaining derivative balance was reclassified to shareholders’ equity upon conversion of the related convertible debt. See “Note 17 – Notes Payable and Convertible Debentures” and “Note 18 – Notes Payable – Related Parties” for further information. It is management’s view that conversions of debt with bifurcated conversion features that are deemed derivatives should be accounted under the conversion accounting model. As a result of the conversion of debt and relief of the derivative conversion feature, the Company recognized no loss on extinguishment of debt or additional amortization of debt discount as the conversion of the debt was executed under the original terms of the agreement as required under ASC 470 “Debt”.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.CONTINGENT SHARES AND EARNOUT LIABILITIES

	2022		2021
Balance at Beginning of Year	$38,428,700		$—
Contingent Shares Issued Upon Closing of Business Combination	5,460,000	(iv)	7,640,334	(i)
Contingent Earnout Issued for Option Right	—		19,847,000	(ii)
Contingent Shares Issued for Option Right	—		14,973,000	(iii)
Change in Fair Value of Contingent Liabilities	(29,232,034)		(4,031,634)
Balance at End of Year	$14,656,666		$38,428,700

(i)	Contingent Earnout – Business Combination on June 29, 2021

Upon closing of the Business Combination, 1,008,975 Equity Shares issued to the sponsor of Mercer Park were locked up by the Company. These Equity Shares are to be released from the lock-up restrictions based upon the amount of cash raised by the Company from certain debt and equity financings through June 2023. During the year ended December 31, 2021, the Company released 392,819 Equity Shares that were originally subject to lock-up restrictions. In accordance with ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”), management determined the provisions of these earnouts required liability treatment. Accordingly, the remaining 616,156 Equity Shares are subject to a capital-based earnout of permitted debt or equity financings within one year following closing, as further detailed in the Investor Rights Agreement entered into on June 29, 2021 in connection with the completion of the Business Combination (which is available on SEDAR at www.sedar.com). As of December 31, 2022 and 2021, the value of the contingent earnout was $1,207,666 and $2,372,200, respectively, and included as a component of contingent shares and earnout liabilities in the accompanying Amended and Restated Consolidated Balance Sheets. The decreases in fair value of $1,164,534 and $5,268,134 were recorded as components of the change in fair value of contingent liabilities during the years ended December 31, 2022 and 2021, respectively, and are included in the accompanying Amended and Restated Consolidated Statements of Operations.

Additional earnout payments consisting of up to an additional 6,306,095 Equity Shares are issuable to the previous sponsor of Mercer Park and all holders of record of the Equity Shares, the Exchangeable Shares, vested stock options and vested RSUs as of December 31, 2022 in the event the 20-day VWAP of the Equity Shares reaches $13.00 or $15.00 within two years of closing of the Business Combination. In the event that the permitted debt or equity raised by the Company and the Equity Share price targets are not met, as described in the Investor Rights Agreement, the earnout payments will be forfeited. In accordance with ASC 480, management determined the provisions of these earnouts did not require liability treatment. As of December 31, 2022 and 2021, no Equity Shares were issued in connection with these earnouts.

(ii)	Contingent Earnout – Camarillo Transaction

During the year ended December 31, 2021, the Company purchased certain real property in Camarillo, California (the “Camarillo Transaction”). As a consideration for the option right to purchase certain real property in conjunction with the Camarillo Transaction (the “Option Right”), the Company is obligated to pay a contingent earnout fee of up to $75,000,000, payable in the Equity Shares, if certain conditions and financial metrics are met. As of December 31, 2022 and 2021, the fair value of the contingent earnout was $4,041,000 and $22,571,000, respectively, and included as a component of contingent shares and earnout liabilities in the accompanying Amended and Restated Consolidated Balance Sheets. The decrease in fair value of $18,530,000 and increase in fair value $2,724,000 were recorded as components of the change in fair value of contingent liabilities during the years ended December 31, 2022 and 2021, respectively, and is included in the accompanying Amended and Restated Consolidated Statements of Operations. The value of the contingent consideration is based upon the potential earn-out of the facilities’ adjusted earnings during the earnout period and is measured at fair value using a discounted cash flow model that is based on unobservable inputs.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.CONTINGENT SHARES AND EARNOUT LIABILITIES (Continued)

(iii)	Contingent Shares – Camarillo Transaction

As additional consideration for the Option Right, the Company issued 6,500,000 Equity Shares upon the closing of the Camarillo Transaction. The Company allocated the fair value of the Option Right to the assets acquired upon its exercise in September 2021. In addition to the Equity Shares issued for the Option Right, the Company is obligated to issue up to 3,500,000 Equity Shares as a contingent payment, which are subject to certain conditions and events following closing. As of December 31, 2022 and 2021, the fair value of the contingent payment was $6,860,000 and $13,485,500, respectively, and included as a component in contingent shares and earnout liabilities in the accompanying Amended and Restated Consolidated Balance Sheets. The Company recorded decreases in fair value of $6,625,500 and $1,487,500 during the years ended December 31, 2022 and 2021, respectively, and were included as components of the change in fair value of contingent liabilities in the accompanying Amended and Restated Consolidated Statements of Operations. The value of the contingent consideration is based upon the value of the Company’s Equity Shares, the probability of future events occurring and other unobservable inputs.

(iv)Contingent RSUs – Plus Products

As consideration for the acquisition of Plus Products, see “Note 10 – Business Acquisitions” for further details, the Company issued 1,300,000 RSUs contingent on revenue earnout provisions. The Company allocated the fair value of the contingent RSUs to the net assets acquired upon the closing of the transaction in April 2022. As of December 31, 2022 and 2021, the fair value of the contingent RSUs was $2,548,000 and nil, respectively, and included as a component in contingent shares and earnout liabilities in the accompanying Amended and Restated Consolidated Balance Sheets. The Company recorded a decrease in fair value of $2,912,000 and nil, respectively, during the years ended December 31, 2022 and 2021, and it was included as a component of change in fair value of contingent liabilities in the accompanying Amended and Restated Consolidated Statements of Operations. The value of the contingent consideration is based upon the value of the Company’s Equity Shares, the probability of future events occurring and other unobservable inputs.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.LEASES

The Company leases buildings which it plans to use for corporate purposes and the production and sale of cannabis products. In accordance with ASC 842, lease liability is initially measured at the present value of total lease payments, discounted using a discount rate set to the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company uses an estimated incremental borrowing rate. Total lease payments are comprised of (i) fixed lease payments less any incentives; (ii) variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date; (iii) the amount expected to be payable by the lessee under residual value guarantees; (iv) the exercise of purchase options, if the lessee is reasonably certain to exercise the options; (v) payments of penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.  The incremental borrowing rate is determined using estimates which are based on the information available at commencement date.

An ROU asset is measured at the initial amount of the lease liability, plus initial direct costs and lease payments at or before the commencement date, less any lease incentives received.

Operating leases may contain renewal options that provide for rent increases based on prevailing market conditions. The terms used to calculate the ROU assets for these properties include the renewal options that the Company is reasonably certain to exercise. Both ROU assets and lease liabilities exclude variable payments not based on an index or rate, which are treated as period costs. The Company’s lease agreements do not contain significant residual value guarantees, restrictions or covenants. For finance leases, lease costs are comprised of straight-line amortization of the ROU asset and the interest portion of lease payments which are recorded to Depreciation and Amortization and Interest Expense, respectively, on the Amended and Restated Consolidated Statements of Operations.  Finance lease ROU assets are amortized based on the lesser of the lease term and the useful life of the leased asset according to the capital asset accounting policy. If ownership of the ROU assets transfers to the Company at the end of the lease term or if the Company is reasonably certain to exercise a purchase option, amortization is calculated using the estimated useful life of the leased asset.

The below are the details of the lease cost and other disclosures regarding the Company’s leases for the years ended December 31, 2022 and 2021:

	2022	2021

Finance Lease Cost:
Amortization of Finance Lease Right-of-Use Assets	$15,051	$—
Interest on Lease Liabilities	14,577	—
Operating Lease Cost	1,479,305	730,881
Short-Term Lease Costs	933,424	669,003
Total Lease Expenses	$2,442,357	$1,399,884

	2022	2021
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:
Operating Cash Flows from Finance Leases	$9,802	$—
Operating Cash Flows from Operating Leases	$1,446,649	$712,358
Financing Cash Flows from Finance Leases	$20,215	$—

Non-Cash Additions to Right-of-Use Assets and Lease Liabilities:
Recognition of Right-of-Use Assets for Finance Leases	$301,022	$—
Recognition of Right-of-Use Assets for Operating Leases	$8,614,907	$1,419,650

Weighted-Average Remaining Lease Term (Years) - Finance Leases	3.00	—
Weighted-Average Remaining Lease Term (Years) - Operating Leases	7.00	8.00

Weighted-Average Discount Rate - Finance Leases	20.40%	—
Weighted-Average Discount Rate - Operating Leases	12.02%	17.00%

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.LEASES (Continued)

Future minimum lease payments under non-cancelable finance and operating leases as of December 31, 2022 are as follows:

	Operating Leases		Finance Leases
December 31:	Third Parties	Related Parties	Third Parties	Total
2023	$1,371,629	$919,231	$118,069	$2,408,929
2024	1,399,456	931,720	118,069	2,449,245
2025	1,399,104	874,271	148,656	2,422,031
2026	1,372,745	890,899	—	2,263,644
2027	1,126,862	908,026	—	2,034,888
Thereafter	2,138,205	3,166,607	—	5,304,812
Total Future Minimum Lease Payments	8,808,001	7,690,754	384,794	16,883,549
Less Imputed Interest	(2,792,842)	(2,768,710)	(103,987)	(5,665,539)
Present Value of Lease Liability	6,015,159	4,922,044	280,807	11,218,010
Less Current Portion of Lease Liability	(710,793)	(367,178)	(66,790)	(1,144,761)
Present Value of Lease Liability, Net of Current Portion	$5,304,366	$4,554,866	$214,017	$10,073,249

On September 14, 2021, the Company entered into an agreement to lease out a portion of its real property at approximately $500,000 per month for 36 months. However, lease payments to the Company are abated if certain contingencies are met by the lessee. As of December 31, 2022, such contingencies are expected to be met, and as a result, no rental income was recognized by the Company.

The Company leases certain business facilities from related parties and third parties under non-cancellable operating lease agreements that specify minimum rentals. The operating leases require monthly payments ranging from $800 to $56,000 and expire through November 2032. Certain lease monthly payments may escalate up to 5.0% each year. In such cases, the variability in lease payments is included within the current and noncurrent operating lease liabilities.

17.NOTES PAYABLE AND CONVERTIBLE DEBENTURES

As of December 31, 2022 and 2021, notes payable consist of the following:

	2022	2021
Term loan payable maturing in November 30, 2026, bearing interest at 10.00 percent per annum	$50,000,000	$50,000,000
Convertible Debentures	16,006,084	—
Other	442,222	238,835
Total Notes Payable	66,448,306	50,238,835
Less Unamortized Debt Issuance Costs and Loan Origination Fees	(3,789,358)	(5,383,413)
Net Amount	$62,658,948	$44,855,422
Less Current Portion of Notes Payable	(40,237)	(37,986)
Notes Payable, Net of Current Portion	$62,618,711	$44,817,436

In June 2021, GH Group completed a Series A Preferred Shares Financing at a face value of $12,530,963. The Series A Preferred Shares carried an annual 15.0 percent cumulative dividend in year 1. During March 2021, the Company raised $7,625,000 from unrelated third parties and recorded as debt. On June 29, 2021, all principal and accrued interest of such debt was converted to the Preferred Shares. See “Note 14 – Derivative Liabilities” and “Note 19 – Shareholders’ Equity” for further details on aggregate shares issued and amounts.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.NOTES PAYABLE AND CONVERTIBLE DEBENTURES (Continued)

Senior Secured Credit Agreement

On December 9, 2021 (the “Senior Secure Closing Date”), the Company entered into a senior secured term loan agreement, as amended (the “Credit Agreement”), for total available proceeds of up to $100,000,000 with funds managed by a U.S.-based private credit investment fund and other third-party lenders (together, the “Senior Secured Lender”). Effective December 10, 2021, the Company closed on an initial term loan through the Credit Agreement of $50,000,000. The principal amount under the Credit Agreement will be paid in monthly installments in an aggregate amount equal to 1.25% per annum of the original principal amount, 24 months following the Senior Secure Closing Date, with a maturity date through November 30, 2026. Interest will be paid, beginning December 31, 2021, in monthly installments equal to the floating base rate plus the applicable term margin, or 5.25%. The interest rate will not be less than 10% per annum or exceed 12% per annum. As of December 31, 2022 and 2021, the interest rate was 10% and 10%, respectively.

Two additional delayed draw term loans may be requested by the Company in an amount equal to the principal amount of $25,000,000 (or such lesser amount as agreed) each. The Company has optional and mandatory prepayments. Mandatory prepayments include any voluntary and involuntary sale or disposition of assets by the Company or any restricted subsidiaries. The outstanding principal amount of the obligation will be repaid by 100% of cash proceeds received from the sale or disposition of assets with certain exemptions as defined in the Credit Agreement. As of the Senior Secure Closing Date, the Company deposited an interest reserve in the amount of $3,000,000 into an escrow account and included as restricted cash in the Amended and Restated Consolidated Balance Sheets as of December 31, 2022 and 2021. Additionally, the Company’s real properties held in Glass House Farm LLC, Magu Farm LLC and GH Camarillo LLC were pledged as security.

The Credit Agreement contains a financial covenant which requires the Company to maintain liquidity in excess of $10,000,000 at all times. As of December 31, 2022 and 2021, the Company was in compliance with such financial covenant. Additionally, there are certain covenants which will require the Company to maintain a specific minimum debt service coverage ratio (“DSCR”) which will be measured quarterly beginning with the quarter ending December 31, 2022. Such covenants were not in effect as of December 31, 2021. As of December 31, 2022, the Company was in violation of one or more debt covenants and the Credit Agreement was subsequently amended to waive such violations. See “Note – 26 – Subsequent Events” for further information on the amendment to the Credit Agreement.

Amendments to the Senior Secured Credit Agreement

On January 21, 2022, the Company amended and restated the Credit Agreement (the “1st Amendment”) wherein certain events of default were waived.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.NOTES PAYABLE AND CONVERTIBLE DEBENTURES (Continued)

On May 12, 2022, the Company amended and restated the Credit Agreement (the “2nd Amendment”) wherein certain events of default were waived, and the Company entered into an incremental term loan in the amount of $10,000,000 (the “Incremental Term Loan”), for total available proceeds of $110,000,000. The Incremental Term Loan bears interest at a rate of 10% per annum and payable in monthly installments. In addition, a 1% fee of the outstanding principal amount of the Incremental Term Loan is payable in monthly installments beginning August 1, 2022, with a maturity date through October 31, 2022. In connection with the Incremental Term Loan, the Company issued 175,000 warrants to the Senior Secured Lender, with an exercise price of $11.50 per share, to acquire each Equity Share until June 26, 2026. These warrants were fair valued using Level 1 inputs as these warrants are openly traded on a stock exchange. During the year ended December 31, 2022, the Company recorded an additional debt discount of $89,250 related to the change in terms of the Credit Agreement. In addition to receiving the $10,000,000 in Incremental Term Loan, the Company paid $579,000 in direct loan fees, which are recorded as a debt discount.

On August 30, 2022, the Company repaid the $10,000,000 Incremental Term Loan in cash. In accordance with ASC 470 “Modifications and Extinguishments,” the Company recorded $489,647 of unamortized debt discount as a loss on extinguishment of debt during the year ended December 31, 2022.

Convertible Debentures

On April 28, 2022, the Company completed the Plus Products acquisition in which the purchase price was payable in part through an aggregate of 20,005 unsecured convertible debenture notes which consist of 12,003 debenture notes (the “Series A Notes”) and 8,002 debenture notes (the “Series B Notes”) (collectively, the “Plus Convertible Notes”). The Plus Convertible Notes accrue interest at 8.00% per annum payable in semi-annual arrears until April 15, 2027 (the “Maturity Date”). Interest is payable in cash, by the issuance of the Company’s Equity Shares or a combination of both at the sole discretion of the Company, based on the 10-day VWAP of the Equity Shares ending 5 trading days prior to the interest payment date with a fixed exchange rate of USD$1.00 to CAD$1.27.

The Series A Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the higher of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) $4.08.

The Series B Notes are redeemable, at the sole option of the Company, in full or in part on a pro rata basis, and payable in cash, by the issuance of the Company’s Equity Shares, or a combination of both, at any time through the Maturity Date based on the lower of (i) the 10-day VWAP of the Equity Shares ending 5 trading days prior to the redemption date, or (ii) $10.00 per Equity Share. In the event the Company’s Equity Shares achieve a closing price of $10.00 per share over any period greater than or equal to 20 consecutive trading days, each holder of the Series B Notes may elect to convert all or a portion of their holdings into the Company’s Equity Shares based on a conversion price of $10.00 per Equity Share. As of December 31, 2022, the Company recorded $11,894,989 and $4,111,095 for the Series A Notes and Series B Notes, respectively. The conversion features of the Series A Notes and Series B Notes were bifurcated from the related notes and classified as derivatives due to the variability of price in accordance with ASC 815. Accordingly, the fair value of the conversion features for the Series A Notes and Series B Notes were measured at fair value using a discounted cash flow model that is based on unobservable inputs. During the years ended December 31, 2022 and 2021, the Company recorded a change in derivative asset of approximately $30,000 and nil, respectively, as a component of change in fair value of derivatives in the Amended and Restated Consolidated Statements of Operations.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.NOTES PAYABLE AND CONVERTIBLE DEBENTURES (Continued)

Scheduled maturities of notes payable for the years ended December 31:

Principal
December 31:	Payments
2023	$668,955
2024	7,546,530
2025	7,549,256
2026	34,427,142
2027	16,256,423
Thereafter	—
Total Future Minimum Principal Payments	$66,448,306

18.NOTES PAYABLE – RELATED PARTIES

As of December 31, 2022 and 2021, the Company had nil notes payable outstanding from related parties.

Senior Convertible Notes

Effective January 8, 2020, the board of directors of GH Group approved approximately $17,500,000 in a private placement of Senior Convertible Notes. On January 4, 2021, the board of directors of GH Group approved an increase of the Senior Convertible Notes offering to $22,599,844. On June 29, 2021, the Senior Convertible Notes were automatically converted into the Preferred Shares of GH Group following the occurrence of a Qualified Equity Financing (the “QEF”) at a conversion price equal to the lesser of 80% of the cash price paid per Preferred Share or the quotient resulting from dividing $250,000,000 by the number of outstanding shares of Common Stock of GH Group immediately prior to the QEF. Prior to conversion, the Senior Convertible Notes bore cash interest at a rate of 4% per year paid quarterly and generally accrue interest at a rate of 4.3% per year. The Senior Convertible Note holders were also issued a security interest in the stock and membership interests held by GH Group and its subsidiaries. As noted above, on June 29, 2021, all principal and accrued interest under the Senior Convertible Notes were converted into Preferred Shares. See “Note 14 – Derivative Liabilities” and “Note 19 – Shareholders’ Equity” for further details on aggregate shares issued and amounts.

Secured Convertible Promissory Notes

During the year ended December 31, 2018, Magu Farm LLC (“Magu Farm”) issued approximately $9,925,000 in secured promissory notes convertible into equity interests (collectively, the “Magu Farm Convertible Notes”) in Magu Investment Fund LLC (“Magu Investment Fund”) to certain lenders who are affiliates of shareholders of the Company (collectively, the “Magu Farm Lenders,” and individually, a “Magu Farm Lender”).

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

18.NOTES PAYABLE – RELATED PARTIES (Continued)

On October 7, 2019, Magu Farm and Magu Investment Fund notified each Magu Farm Lender of Magu Investment Fund’s intention to merge with and into the Company at the closing of the Roll-Up. Subsequent to such notification, effective as of October 7, 2019, each Magu Farm Lender other than Kings Bay Investment Company Ltd., a Cayman Islands company (“KBIC”), entered into a letter agreement pursuant to which such Magu Farm Lender, among other things, (a) converted its respective Magu Farm Convertible Note with an aggregate value of $8,000,000 into equity interests in Magu Investment Fund and (b) agreed to terminate both the Co-Lending Agreement and its respective security interest as defined in the agreement. All accrued and unpaid interest were paid prior to conversion. Effective March 1, 2020, KBIC assigned the balance of its respective Magu Farm Convertible Note (the “Kings Bay Note”) to Kings Bay Capital Management Ltd., a Cayman Islands company (“KBCM”).

Effective as of April 10, 2020, KBCM and the Company entered into an Assignment, Novation and Note Modification Agreement and a Security Agreement, pursuant to which, among other things, (a) the Company assumed all of Magu Farm’s rights, duties, liabilities and obligations under the Kings Bay Note, (b) the Kings Bay Note was modified to, among other things, provide KBCM with the right to convert the Kings Bay Note into Class A Common Stock at the same conversion price accorded to the other Magu Farm Lenders, and (c) the obligations under the Kings Bay Note were secured by a pledge of the securities of the Company’s subsidiaries but expressly subordinated to the holders of the Senior Convertible Notes. On June 29, 2021, all principal and accrued interest under the Kings Bay Note was converted into the Preferred Shares, and the Kings Bay security interest was terminated by filing of a UCC-3 termination statement. See “Note 19 – Shareholders’ Equity” for further details on shares issued and amount.

In February 2021, GH Group issued a $2,000,000 unsecured promissory note in favor of Beach Front Properties, LLC. The debt was scheduled to mature in February 2022 bearing interest at fifteen percent (15%) per year. On June 29, 2021, all principal and accrued interest under such promissory note was converted to the Preferred Shares. See “Note 14 – Derivative Liabilities” and “Note 19 – Shareholders’ Equity” for further details on aggregate shares issued and amounts.

In June 2021, GH Group completed a QEF for the offering and sale of the Preferred Shares having a face value of $12,530,963. The Preferred Shares carry an annual fifteen percent (15%) cumulative dividend in year 1, which is increased by 5% in the year following the first anniversary of the date of issuance. On June 29, 2021, all principal and accrued interest from GH Group’s convertible debt was converted into the Preferred Shares. See “Note 14 – Derivative Liabilities” and “Note 19 – Shareholders’ Equity” for further details on aggregate shares issued and amounts.

19.SHAREHOLDERS’ EQUITY

As of December 31, 2022 and 2021, the authorized share capital of the Company is comprised of an unlimited number of (i) the Subordinate Voting Shares, (ii) the Restricted Voting Shares, (iii) the Limited Voting Shares, (iv) the Multiple Voting Shares and (v) the Preferred Shares.

Multiple Voting Shares

The Company is authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share entitles the holder thereof to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends and are not convertible. The Multiple Voting Shares have a three (3)-year sunset period that will expire June 29, 2024, upon which they will be automatically redeemed for $0.001 per Multiple Voting Share.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.SHAREHOLDERS’ EQUITY (Continued)

Equity Shares

The holders of each class of the Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) and except that holders of the Limited Voting Shares are not entitled to vote for the election of directors of the Company. The Subordinate Voting Shares and the Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of the Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Company.

In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Equity Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably the Company’s remaining property along with all holders of the other classes of the Equity Shares (on a per share basis).

Exchangeable Shares of MPB Acquisition Corp.

Exchangeable Shares are part of the authorized share capital of MPB, a wholly-owned subsidiary of the Company, which entitle their holders to rights that are comparable to those rights attached to the Equity Shares. The Exchangeable Shares carry one vote per share, and the aggregate voting power of the Exchangeable Shares must not exceed 49.9% of the total voting power of all classes of shares of MPB. Until a holder exchanges their Exchangeable Shares for the Equity Shares, the holder of such Exchangeable Shares will not have the right to vote at meetings of the shareholders of the Company, though they will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for the Equity Shares at the option of the holder.

The Company treats the Exchangeable Shares as options, each with a value equal to an Equity Share, which represents the holder’s claim on the equity of the Company. Pursuant to the terms of the Exchangeable Shares, the Company and MPB are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Equity Shares of the Company. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Company as the holders of the Equity Shares. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these Amended and Restated Consolidated Financial Statements due to (i) the fact that they are economically equivalent to the Equity Shares, and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under US securities laws but may dispose of the Exchangeable Shares without such restriction by exchanging them for Equity Shares. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.SHAREHOLDERS’ EQUITY (Continued)

Preferred Shares GH Group, Inc.

The authorized total number of preferred shares (the “GH Group Preferred Shares”) of GH Group is 50,000,000 of which 45,000,000 shares are designated as shares of Series A Preferred Shares (“GH Group Series A Preferred”) and 55,000 shares are designated as shares of Series B Preferred Shares (“GH Group Series B Preferred”). On December 30, 2022, GH Group amended and restated its Certificate of Incorporation, to authorize 5,000 shares of Series C Preferred Shares (“GH Group Series C Preferred”). Holders of the GH Group Preferred Shares are entitled to receive notice of and attend any meeting of the shareholders of GH Group but are not entitled to vote. The GH Group Preferred Shares do not carry any voting rights and are not convertible. In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of GH Group, the holders of outstanding GH Group Preferred Shares are entitled to be paid out of the assets of GH Group available for distribution to it stockholders, before any payment shall be made to the holders of GH Group common stock, of which holders of GH Group Series B Preferred are to receive payment prior to holders of GH Group Series A Preferred and GH Group Series C Preferred. GH Group has the right to redeem all or a portion of the GH Group Preferred Shares from a holder for an amount equal to the liquidation value and all unpaid accrued and accumulated dividends.

The GH Group Series A Preferred carries a 15% cumulative dividend rate, which increases by 5% in the year following the first anniversary of the date of issuance. The GH Group Series B Preferred and the GH Group Series C Preferred carry a 20% cumulative dividend rate, which increases by 2.5% annually after the second anniversary and until the 54-month anniversary of the initial issuance. Dividends are payable if and when declared by GH Group’s board of directors.

There were nil and 18,515,491 shares of the GH Group Series A Preferred issued and outstanding as of December 31, 2022 and 2021, respectively; there were 49,969 and nil shares of the GH Group Series B Preferred issued and outstanding as of December 31, 2022 and 2021, respectively; and there were 4,700 and nil shares of the GH Group Series C Preferred issued and outstanding as of December 31, 2022 and 2021, respectively. In accordance with the provisions above, the Company recorded dividends to the holders of the GH Group Preferred Shares in the amount of $5,835,131 and $1,797,423 for the years ended December 31, 2022 and 2021, respectively.

Non-Controlling Interest

Non-controlling interest represents equity interests owned by parties that are not shareholders of the ultimate parent. The share of net assets attributable to non-controlling interests is presented as a component of equity. Their share of net income or loss is recognized directly in equity. Changes in the parent company’s ownership interest that do not result in a loss of control are accounted for as equity transactions.

The Company recorded a loss attributable to a non-controlling interest during the years ended December 31, 2022 and 2021, of $61,675 and $197,774, respectively. The value of the equity issuances issued to non-controlling interest members were determined using the estimated fair value of the equity of the Company.

Transactions Prior to the Business Combination January 1, 2021 through June 29, 2021 (GH Group)

On January 1, 2021, GH Group issued the Class A Common Stock which was ultimately exchanged into 731,369 Exchangeable Shares valued at $3,380,278 related to an acquisition, see “Note 10 – Business Acquisitions”. In addition, GH Group issued additional Class A Common Stock which was ultimately exchanged into 48,682 Exchangeable Shares to brokers and consultants for the acquisition. The Exchangeable Shares issued to brokers and consultants for the acquisition were recorded as share-based compensation in the amount of $225,000.

In June 2021, GH Group issued Class A Common Stock which was ultimately exchanged into 646,096 Exchangeable Shares in conversion of $1,925,000 in the Senior Convertible Notes.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.SHAREHOLDERS’ EQUITY (Continued)

In June 2021, GH Group issued Class A Common Stock which was ultimately exchanged into 160,149 Exchangeable Shares for the cashless exercise of 1,968,300 warrants.

Transactions Contemporaneous to the Business Combination (June 29, 2021) and through December 31, 2021

On June 29, 2021, contemporaneously with the Business Combination, the Company issued 4,754,979 Multiple Voting Shares to the founders of GH Group and issued 22,335,908 Subordinate Voting Shares to investors for approximately $124,359,000 in cash, net of fees but before the value of the earnout liability recorded of $7,640,334, see “Note 15 – Contingent Shares and Earnout Liabilities”.

During the year ended December 31, 2021, the Company, through GH Group, issued 38,808,618 Preferred Shares in connection with the Series A Preferred Shares financing and conversion of the Senior Convertible Notes into the Preferred Shares with an aggregate value of $31,285,258, net of the value of the initial derivative liability. In conjunction with these transactions, the Company issued 4,928,578, as converted, Company warrants with an exercise price of $10.00 per warrant which expire in June 2024. Simultaneously, certain holders of the Preferred Shares holding 20,293,127 Preferred Shares elected to convert their Preferred Shares to 2,577,227 Exchangeable Shares.

On June 29, 2021, certain holders of 5,392,564 vested options of GH Group exercised their options (some on a cashless basis and cash exercise) and were issued Subordinate Voting Shares. As a result, the Company issued 479,195 Subordinate Voting Shares with an aggregate value of $88,654.

On September 14, 2021, in conjunction with the closing pursuant to the Camarillo Acquisition Agreement for the purchase of certain real property, the Company issued 6,500,000 Subordinate Voting Shares with an aggregate value of $29,250,000, see “Note 8 – Property, Plant and Equipment” for further information.

On August 23, 2021, the Company received $1,500,000 from an investor prior to receiving Subordinate Voting Shares. During the year ended December 31, 2021, the Company issued 150,000 Subordinate Voting Shares to said investor.

In October 2021, the Company agreed to issue 150,000 Subordinate Voting Shares at a per value price of $4.99 per share having an aggregate value of $748,500 to Element 7. Such shares are still pending delivery as of December 31, 2022. See “Note 23 – Commitments and Contingencies” for further information.

On December 9, 2021, the Company issued 2,000,000 Company warrants with an exercise price of $11.50 per warrant which will expire in June 2026. See “Note 17 – Notes Payable” for further information.

During the year ended December 31, 2021, the Company’s Exchangeable Voting Shareholders exchanged 9,098,302 of their Exchangeable Shares for Subordinate Voting Shares in accordance with their agreements.

Share and Equity Transactions During the Year Ended December 31, 2022

During the year ended December 31, 2022, the Company issued 2,311,213 Equity Shares to the sellers of Plus Products valued at $9,707,414, see “Note 10 – Business Acquisitions” for further information.

During the year ended December 31, 2022, the Company issued 347,108 Equity Shares to certain convertible note holders for interest payments valued at $868,763.

During the year ended December 31, 2022, the Company issued 227,116 Equity Shares to various individuals for the exercise of stock options. In exchange for the exercise of stock options, the Company received $303,694 in cash.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.SHAREHOLDERS’ EQUITY (Continued)

During the year ended December 31, 2022, the Company issued 2,162,265 Equity Shares to various individuals for the conversion of Restricted Stock Units.

During the year ended December 31, 2022, certain holders of Exchangeable Shares exchanged 5,936,636 Exchangeable Shares for a like number of Equity Shares.

During the year ended December 31, 2022, the Company received $5,505,000 in contributions from controlling and non-controlling interests.

During the year ended December 31, 2022, the Company issued 500,000 Equity Shares in connection with The Pottery acquisition valued at $1,100,000 at the time of issuance, see “Note 10 – Business Acquisitions” for further information.

During the year ended December 31, 2022, the Company issued 5,606,112 Equity Shares to the sellers of the Natural Healing Centers retail dispensaries located in Grover Beach, Lemoore and Morro Bay valued at $14,459,382, see “Note 10 – Business Acquisitions” for further information.

During the year ended December 31, 2022, the Company through its subsidiary, GH Group, issued 49,969 GH Group Series B Preferred Shares in connection with the GH Group Series B Preferred Shares financing with an aggregate value of $49,999,906 comprised of the following: (i) existing GH Group Series A Preferred Shares with a face value of $22,741,956 were exchanged for 22,712 GH Group Series B Preferred Shares and (ii) a new private placement of 27,257 GH Group Series B Preferred Shares with a face value of $27,257,950. In conjunction with these transactions, the Company cancelled 2,274,133 existing Company warrants and issued 9,999,937 Company warrants comprised of the following: (i) 4,548,347 replacement Company warrants and (ii) 5,451,590 Company warrants. The warrants have an exercise price of $5.00 per warrant and expire on August 31, 2027. The Company recorded the fair value of the Series B Preferred Shares as mezzanine non-controlling Interest in the amount of $36,549,987, which is net of the value allocated to the replacement warrants of $5,658,502 and newly issued warrants of $7,790,939. The Series B Preferred Shares are accounted for as mezzanine non-controlling Interest as the Series B Preferred Shares redemption feature is not in the sole control of the Company. The Series B Preferred Shares were recorded to its redemption value as of December 31, 2022 with an adjustment of $13,449,142.

During the year ended December 31, 2022, the remaining, unexchanged GH Group Series A Preferred Shares were redeemed by the Company for $772,718, in cash.

During the year ended December 31, 2022, the Company through its subsidiary, GH Group, closed on an additional private placement financing of 4,700 GH Group Series C Preferred Shares with an aggregate face value of $4,700,000. In conjunction with these transactions, the Company issued 940,000 Company warrants. The warrants have an exercise price of $5.00 per warrant which expire in August 2027. The Company recorded the fair value of the Series C Preferred Shares as mezzanine non-controlling Interest in the amount of $3,733,792, which is net of the value allocated to the newly issued warrants of $966,208. The Series C Preferred Shares are accounted for as mezzanine non-controlling Interest as the Series C Preferred Shares redemption feature is not in the sole control of the Company. The Series C Preferred Shares were recorded to its redemption value as of December 31, 2022 with an adjustment of $966,208.

Variable Interest Entity

On June 30, 2022, the Company transferred certain tenant improvements with a net book value of $762,095 to 2000 De La Vina LLC (“2000 DLV”), a wholly-owned subsidiary, and simultaneously sold 100% of its limited liability company membership interest in 2000 DLV for a cash payment of $3,060,000 upon closing to an entity in which certain executives and board members of the Company are members. As part of the transaction, the Company no longer has capital and profits interests in the Company; provided, however, the Company’s affiliate, GH Group, was appointed the manager and received a 20% carried interest or profits interest in 2000 DLV.  Thus, the Company indirectly retains control of 2000 DLV under the First Amended and Restated Operating Agreement dated May 1, 2022 between the Company and members of 2000 DLV. Accordingly, 2000 DLV became a VIE of the Company.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.SHAREHOLDERS’ EQUITY (Continued)

The below table summarizes information for entities the Company has concluded to be VIE’s as the Company possesses the power to direct activities through various agreements. Through these agreements, the Company can significantly impact the VIE and thus holds a controlling financial interest. This information represents amounts before intercompany eliminations.

As of and for the year ended December 31, 2022, the aggregate balances of the VIE included in the accompanying Amended and Restated Consolidated Balance Sheet and Amended and Restated Consolidated Statements of Operations are as follows:

2022

Current Assets	$111,686
Non-Current Assets	$2,357,957
Total Assets	$2,469,643

Non-Current Liabilities	$241,373
Total Liabilities	$241,373

Revenues, Net	$139,500
Net Income Attributable to Non-Controlling Interest	$56,997

20.SHARE-BASED COMPENSATION

The Company has an amended and restated equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Equity Shares, to employees, officers, consultants and non-employee directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, unrestricted stock bonus, and restricted stock units (together, the “Awards”). The Awards are expensed and recorded as a component of general and administrative costs. The maximum number of the Awards that may be issued under the Incentive Plan is 10% of the fully-diluted Equity Shares of the Company (inclusive of the Equity Shares issuable in exchange for unrestricted Exchangeable Shares) as calculated using the treasury method. The Incentive Plan is an “evergreen” plan, meaning that if an Award expires, becomes un-exercisable, or is cancelled, forfeited or otherwise terminated without having been exercised or settled in full, as the case may be, the Equity Shares allocable to the unexercised portion of an Award shall again become available for future grant or sale under the Incentive Plan (unless the Incentive Plan has terminated by its terms), and the number of the Awards available for grant will increase as the number of issued and outstanding Equity Shares increases. Granting and vesting of the Awards are determined by and recommended to the Board for approval by the Compensation, Nomination and Corporate Governance Committee of the Board of Directors. The exercise price for options (if applicable) will generally not be less than the fair market value of the Award at the time of grant and will generally expire after 5 years.

Stock Options

Immediately prior to the close of the Business Combination during the year ended December 31, 2021, GH Group had 31,403,186 outstanding vested options with a blended average exercise price of $0.23 and 29,294,324 outstanding unvested options with a blended average exercise price of $0.26. Incident to the close, 5,392,564 options were exercised resulting in the issuance of 479,195 Subordinate Voting Shares.

Of the remaining options, the vested GH Group non-qualified stock options (“NQSOs”) were paid the net-value of their outstanding options at close by reserving 1,433,793 Subordinate Voting Shares to be issued on or before June 29, 2024. As these shares have not been issued and are payable on June 29, 2024, the Company reclassified $2,756,830 from equity to shares payable. Unvested NQSOs were exchanged for RSUs of the Company on substantially similar terms to the NQSO grants equal to the net-value of such options at close using a Company share price of $10. As a result, the Company issued 1,076,499 RSUs.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

20.SHARE-BASED COMPENSATION (Continued)

Vested and unvested GH Group incentive stock options (“ISOs”) were exchanged for Company incentive stock options using an exchange ratio of 10.27078 to 1. This resulted in the exchange of 21,065,367 ISOs for 2,051,000 Company incentive stock options.

A reconciliation of the beginning and ending balance of stock options outstanding is as follows:

		Weighted-
	Number of Stock	Average Exercise
	Options	Price
Balance as of December 31, 2020	48,403,624	$0.23
Granted Prior to Business Combination	12,182,545	$0.30
Forfeited Prior to Business Combination	(296,350)	$0.24
Exercised Prior to Business Combination	(4,921,707)	$0.26
Exchanged for Subordinate Shares At Business Combination	(19,320,935)	$0.26
Converted to RSU’s At Business Combination	(14,886,359)	$0.26
Effect on Conversion related to the Business Combination	(19,108,791)	$0.28
Granted After Business Combination	108,695	$4.60
Forfeited After Business Combination	(72,938)	$2.36
Balance as of December 31, 2021	2,087,784	$2.78
Exercised	(227,116)	$2.30
Forfeited	(407,781)	$2.82
Balance as of December 31, 2022	1,452,887	$2.84

The following table summarizes the stock options that remain outstanding as of December 31, 2022:

	Exercise		Stock Options
Security Issuable	Price	Expiration Date	Outstanding
Equity Shares	$2.26	October 2024	629,641
Equity Shares	$3.08	April 2025	115,917
Equity Shares	$3.08	January 2026	598,634
Equity Shares	$4.60	October 2026	108,695
			1,452,887

As of December 31, 2022 and 2021, options vested and exercisable were 1,400,593 and 1,000,717, respectively. There were no stock options granted for the year ended December 31, 2022. For the year ended December 31, 2021, the fair value of stock options granted with a fixed exercise price was determined using the Black-Scholes option-pricing model with the following assumptions at the time of grant:

2021
Weighted-Average Risk-Free Annual Interest Rate	0.29%
Weighted-Average Expected Annual Dividend Yield	0.0%
Weighted-Average Expected Stock Price Volatility	84.6%
Weighted-Average Expected Life in Years	4.00
Weighted-Average Estimated Forfeiture Rate	0.0%

Stock price volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly-traded cannabis companies. The expected life represents the period of time that stock options granted are expected to be outstanding. The risk-free rate was based on the United States Treasury zero coupon bond with a remaining term equal to the expected life of the options.

During the year ended December 31, 2021, the weighted-average fair value of stock options granted was $0.34 per option. As of December 31, 2022 and 2021, stock options outstanding have a weighted-average remaining contractual life of 2.4 years and 3.4 years, respectively.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

20.SHARE-BASED COMPENSATION (Continued)

For the years ended December 31, 2022 and 2021, the Company recognized $1,934,561 and $4,442,223, respectively, of share-based compensation expense related to these stock options and is included as a component of general and administrative expense in the Amended and Restated Consolidated Statements of Operations.

Restricted Stock Units

As previously noted, 1,076,499 RSUs were issued for the exchange of 14,886,359 GH Group ISOs held immediately prior to the Business Combination. An additional grant of 2,591,584 RSUs was made to certain members of the Company’s senior management team which vest over three years and is subject to accelerated vesting if certain performance metrics are achieved.

A reconciliation of the beginning and ending balance of RSUs outstanding is as follows:

Number of
Units
Balance as of December 31, 2020	—

Granted	2,591,584
Exchanged and Converted from Options	1,076,499
Forfeited	(437,135)

Balance as of December 31, 2021	3,230,948

Granted	1,968,837
Converted	(2,162,265)
Forfeited	(1,036,986)

Balance as of December 31, 2022	2,000,534

During the years ended December 31, 2022 and 2021, the Company recognized $10,821,120 and $4,042,690, respectively, in stock-based compensation related to RSUs and is included as a component of general and administrative expense in the Amended and Restated Consolidated Statements of Operations. The fair value of the RSUs issued during the years ended December 31, 2022 and 2021 were determined using the value of the Equity Shares at the time of grant.

Stock Appreciation Right Units

During the year ended December 31, 2021, GH Group issued 230,752 SARs to various employees of the Company. The SARs vest 33% one year after the grant date and the remaining 67% vest monthly over two years. Vested and exercised SARs will receive cash in the amount of the SARs exercised multiplied by the excess of the fair market value of an Equity Share over the stated strike price of the SAR. As the SARs are cash-settled, the Company recognizes the value of the SAR as liabilities which are included in accounts payable and accrued liabilities in the Amended and Restated Consolidated Balance Sheets. As of December 31, 2022 and 2021, the Company recorded a liability of nil and $35,442, respectively.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

20.SHARE-BASED COMPENSATION (Continued)

A reconciliation of the beginning and ending balance of the SARs outstanding is as follows:

Number of
Stock
Appreciation
Rights Units
Balance as of December 31, 2020	—
Granted	230,752
Forfeited	(71,016)

Balance as of December 31, 2021	159,736

Forfeited	(59,875)

Balance as of December 31, 2022	99,861

During the years ended December 31, 2022 and 2021, the Company recognized a gain of $35,000 and an expense of $35,000, respectively, related to the SARs.

Warrants

A reconciliation of the beginning and ending balance of warrants outstanding is as follows:

		Weighted-
	Number of	Average Exercise
	Warrants	Price
Balance as of December 31, 2020	1,968,300	$0.16
Exercised	(1,968,300)	$0.16
Assumed from the Business Combination	28,489,500	$11.50
Granted	6,928,578	$10.43
Balance as of December 31, 2021	35,418,078	$11.29
Granted	11,114,937	$5.10
Cancelled	(2,274,133)	$10.00
Balance as of December 31, 2022	44,258,882	$9.80

The following table summarizes the warrants that remain outstanding as of December 31, 2022:

			Warrants	Warrants
Security Issuable	Exercise Price	Expiration Date	Outstanding	Exercisable
Equity Shares	$11.50	June 2026	30,664,500	30,664,500
Equity Shares	$10.00	June 2024	2,654,445	2,654,445
Equity Shares	$5.00	August 2027	10,939,937	10,939,937
			44,258,882	44,258,882

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

20.SHARE-BASED COMPENSATION (Continued)

For the year ended December 31, 2022, the fair value of the warrants granted with a fixed exercise price and fair valued using level 3 inputs was determined using the Black-Scholes option-pricing model with the following assumptions at the time of grant:

2022
Weighted-Average Risk-Free Annual Interest Rate	3.42%
Weighted-Average Expected Annual Dividend Yield	0.0%
Weighted-Average Expected Stock Price Volatility	103.74%
Weighted-Average Expected Life in Years	5.00
Weighted-Average Estimated Forfeiture Rate	0.0%

There were no warrants issued during the year ended December 31, 2021 that required fair valuing using level 3 inputs.

During the years ended December 31, 2022 and 2021, the weighted-average fair value of warrants granted was $1.83 and $1.64, respectively, per warrant. As of December 31, 2022 and 2021, warrants outstanding have a weighted-average remaining contractual life of 3.6 years and 4.2 years, respectively.

21.LOSS PER SHARE

The following is a reconciliation for the calculation of net loss attributable to the Company and the basic and diluted loss per share for the years ended December 31, 2022 and 2021:

	2022	2021
Net Loss Attributable to the Company	$(32,903,021)	$(43,102,732)
Less Dividends and Increase in Redemption Values of GH Group Preferred Shares	(20,250,481)	(1,797,423)
Net Loss Attributable to the Company	(53,153,502)	(44,900,155)
Weighted-Average Shares Outstanding - Basic and Diluted	64,182,436	40,280,639
Loss Per Share Attributable to the Company - Basic and Diluted	$(0.83)	$(1.11)

Net income attributable to the Company, as reported, is adjusted for dividends and various other adjustments as defined in ASC 260 “Earnings Per Share”.

After adjustments as defined in ASC 260, if the Company is in a net loss position, diluted loss per share is the same as basic loss per share when the issuance of shares on the exercise of convertible debentures, warrants, RSU’s and share options are anti-dilutive. After adjustments, as defined in ASC 260, if the Company is in a net income position, diluted earnings per share includes options, warrants, RSUs, convertible debt and contingently issuable shares that are determined to be dilutive using the treasury stock method for all equity instruments issuable in equity units and the “if converted” method for the Company’s convertible debt.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

22.PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

Provision for income taxes consists of the following for the years ended December 31, 2022 and 2021:

	2022	2021
Current:
Federal	$5,549,824	$2,229,468
State	1,603,117	(71,438)
Total Current	7,152,941	2,158,030
Deferred:
Federal	(7,949,438)	(362,055)
State	(3,588,657)	216,762
Total Deferred	(11,538,095)	(145,293)
Total Provision for Income Taxes	$(4,385,154)	$2,012,737

As of December 31, 2022 and 2021, the components of deferred tax assets and liabilities were as follows:

	2022	2021
Deferred Tax Assets:
Allowance for Doubtful Accounts	$998,674	$984,437
Inventory Reserve	99,060	219,474
Deferred Rent	13,511	18,978
Accrued Expenses	183,965	131,916
Operating Lease Liabilities	1,918,288	606,718
Non-qualified Stock Options	863,726	863,726
Stock-based Compensation	3,465,882	—
Loss on Disposal of Subsidiary	1,600,209	1,720,979
Operating Losses	39,244,750	19,527,783
Property and Euipment	86,553	—
Total Deferred Tax Assets	48,474,618	24,074,011
Valuation Allowance	(36,303,097)	(22,588,540)
Net Deferred Tax Assets	$12,171,521	$1,485,471

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

22.PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES (Continued)

	2022	2021
Deferred Tax Liabilities:
Contingent Consideration	$—	$(1,203,039)
Property, Plant & Equipment and Intangibles	(8,750,472)	(882,277)
Right-of-Use Assets	(1,908,717)	(598,774)
State Taxes	—	(76,672)
Total Deferred Tax Liabilities	(10,659,189)	(2,760,762)
Net Deferred Tax Assets (Liabilities)	$(1,512,332)	$(1,275,291)

The reconciliation between the effective tax rate on income and the statutory tax rate is as follows for the years ended December 31, 2022 and 2021:

	2022	2021
Income Tax Benefit at Federal Rate	$(7,804,993)	$(8,670,431)
State Taxes and Fees	1,808,339	1,200,910
IRS Section 280E Disallowance	1,624,120	1,076,911
Uncertain Tax Position	463,647	420,976
Overaccrual of Prior Year Taxes	123,775	—
Change in Valuation Allowance	13,714,557	15,935,965
Change in Fair Value of Contingent Consideration	(7,265,518)	—
Stock-based Compensation	186,107	—
State Tax Carryforwards	(8,230,418)	(3,986,266)
Goodwill Impairment	1,228,662	—
Excess Accrual of Prior Year Taxes	—	(3,425,023)
Other Permanent Differences	(233,432)	(540,305)

Reported Income Tax Expense	$(4,385,154)	$2,012,737

The Company has used a discrete effective tax rate method to calculate taxes for the years ended December 31, 2022 and 2021. The Company determined that since small changes in estimated ordinary income would result in significant changes in the estimated annual effective tax rate, the historical method would not provide a reliable estimate for the fiscal years ended December 31, 2022 and 2021.

As the Company operates in the legalized cannabis industry, it is subject to the limits of IRC Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to the cost of goods sold of its product. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, whereas the Company deducts all operating expenses on its state tax returns for which there is no comparable provision of Section 280E under the California Revenue and Taxation Code.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

22.PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES (Continued)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for years ended December 31, 2022 and 2021 is as follows:

	2022	2021
Balance at Beginning of Year	$1,449,046	$849,358
IRS Section 280E Positions Acquired	888,130	178,712
IRS Section 280E Positions	463,647	420,976
Balance at End of Year	$2,800,823	$1,449,046

The Company has determined that the tax impact of its corporate overhead allocation was not more likely than not to be sustained on the merits as required under ASC 740 “Income Taxes” due to the evolving interpretations of Section 280E. As a result, the Company included in the balance of total unrecognized tax benefits as of December 31, 2022 and 2021, potential benefits of $2,800,823 and $1,449,046, respectively, that, if recognized, would impact the effective tax rate on income from operations. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.

The Company’s evaluation of tax positions was performed for those tax years which remain open for audit. The Company may from time to time, be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.

As of December 31, 2022, the Company’s federal tax returns since 2019 and state tax returns since 2018 are still subject to adjustment upon audit. The 2020 and 2021 tax returns for SoCal Hemp JV, LLC are currently under examination by the IRS. No other Company-related tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

23.COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or revocation, cancellation, non-renewal or other losses of permits, licensed and entitlements that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state statues, regulations, and ordinances as of December 31, 2022 and 2021, cannabis laws and regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

Royalty

Effective as of May 9, 2019, Sweet & Salty, Inc., a California corporation (“Lender”), and GH Brands LLC, a California limited liability company and subsidiary of the Company (“GH Brands”), entered into a License and Services Agreement, pursuant to which Lender granted to GH Brands an exclusive, transferable, sublicensable, right and license to use, exploit and incorporate the name, nicknames, initials, signature, voice, image, likeness, and photographic or graphic representations of likeness, statements and biography of the artist Annabella Avery Thorne, professionally known as Bella Thorne, for all purposes relating to or in connection with the development, quality control, cultivation, extraction, manufacture, production, branding, testing, advertising, marketing, promotion, commercialization, packaging, distribution, exploitation and/or sale of the products of GH Brands and its affiliates. The term of the License and Service Agreement is 3 years, with the right to renew upon 60 days prior notice for an additional 2-year term. Royalty fees for Bella Thorne branded boxes are 10% for the 1st year and 12% for years 2 to 5. Royalty fees for flower products and accessories are 6% for the 1st year, 7% for the 2nd year and 8% for years 3 to 5. Minimum guarantee fees are recoupable against royalties for an initial term of $1,000,000 ($50,000 initial payment, $200,000 for the 1st year, $375,000 for the 2nd year and $375,000 for the 3rd year). The agreement provides an option to renew for a 2-year term with a guaranteed minimum fee of $1,500,000 ($750,000 for the 4th year and $750,000 for the 5th year). During the years ended December 31, 2022 and 2021, the Company recognized expenses related to these royalties in the amount of $331,944 and $388,436, respectively. As of December 31, 2022 and 2021, the Company has $508,333 and $328,125, respectively, due under this royalty agreement which are included in accounts payable and accrued liabilities in the Amended and Restated Consolidated Balance Sheets. The Company has not exercised the option to renew the License and Services Agreement.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

23.COMMITMENTS AND CONTINGENCIES (Continued)

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022 and 2021, there were no pending or threatening lawsuits that could be reasonably assessed to have resulted in a probable loss to the Company in an amount that can be reasonably estimated. As such, no accrual has been made in the Amended and Restated Consolidated Financial Statements relating to claims and litigations. As of December 31, 2022 and 2021, there were also no proceedings in which any of the Company’s directors, officers or affiliates were an adverse party to the Company or had a material interest adverse to the Company’s interest.

Element 7 Transaction and Litigation

Effective February 23, 2021, GH Group entered into a Merger and Exchange Agreement (the “E7 Merger Agreement”) with Element 7 CA, LLC (“E7”) whereby GH Group had the right, subject to satisfactory completion of due diligence and other conditions, to obtain all of the limited liability company membership or other equity interests held by E7 in seventeen holding companies that hold the rights to certain in-process state and local cannabis retail licenses or license applications, some of which are partially owned. In addition, GH Group entered into a License Development and Consulting Agreement (the “E7 License Agreement”, and together with the E7 Merger Agreement, the “E7 Agreements”) with E7 to provide certain retail consulting services to develop and obtain up to thirty-four cannabis retail licenses in exchange for the payment of certain fees as set forth in the E7 License Agreement. In November 2021, GH Group terminated the E7 Agreements based on a breach of contractual terms by E7, and as of December 31, 2021, GH Group had converted certain pre-closing financing payments and consulting fees into notes receivable in the amount of $2,274,167. As of December 31, 2022 and 2021, the notes receivable was fully reserved by the Company. As of December 31, 2021, the Company had received certain limited liability company membership or other equity interests in one E7 entity out of seventeen entities that were contractually committed to be transferred under the E7 Merger Agreement.

On November 4, 2021, GH Group filed a lawsuit in the Superior Court for the County of Los Angeles, Central District (Case No. 21STCV40401) against E7 and its principals and owners Josh Black and Robert “Bobby” DiVito (together, “Element 7”) for a variety of claims, including fraud and breach of contract and demanded performance under the E7 Agreements.

The court proceeding was subsequently withdrawn by the Company without prejudice, and on March 13, 2022, GH Group entered into an agreement with American Patriot Brands, Inc. (“APB”) to jointly file suit against Element 7 to enforce the transfer of certain contractually committed licenses (the “Joint Litigation Agreement”). GH Group and APB jointly refiled a complaint against Element 7 in the Superior Court of California, County of Los Angeles (Case No. 22STCV09323). The Superior Court severed the claims of GH Group and APB, which resulted in APB’s claims remaining in Superior Court and GH Group’s claims being adjudicated in Signature Arbitration (Case No. LQMGL) (collectively, the “Element 7 Proceeding”).

Under the terms of the Joint Litigation Agreement, GH Group will pay all legal fees for GH Group and APB’s joint litigation against Element 7. GH Group will have the option to purchase any E7 license or licensed entity interests recovered by APB from Element 7 that were included in the E7 Merger Agreement, that either have a state or local permit and a valid lease, or a local permit that is without a real property site but is in a competitive license jurisdiction, in each case at a valuation of $750,000 per E7 license or licensed entity, paid in Equity Shares at the 10-day VWAP calculated as of the date of such purchase. In addition, under the Joint Litigation Agreement, GH Group also has the right of first refusal to purchase any other E7 licenses or licensed entity outside of the foregoing groups, and the right to terminate the Joint Litigation Agreement at any time.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

24.RELATED PARTY TRANSACTIONS

Leases

Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provides for an initial annual base rent payment of $213,049 increasing to $243,491 for years two to five. Rent expense for the years ended December 31, 2022 and 2021 were $243,491 and $243,491, respectively.

3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, provides for an initial annual base rent payment of $64,477 increasing to $69,352 for year two and increasing five percent per annum thereafter. Rent expense for the years ended December 31, 2022 and 2021 were $73,412 and $69,352, respectively.

Isla Vista GHG LLC, a company partially owned by executives and board members of the Company, entered into a ten-year lease with a subsidiary of the Company. The lease, which commences on the first calendar day after the Company publicly announces the opening of the retail location at the leased property (the “Commencement Date”), provides for an initial monthly rent of $5,000 starting April 19, 2022 until the Commencement Date. Effective on the Commencement Date, the initial annual base rent payment will be $144,000 and increasing three percent per annum thereafter. Rent expense for the years ended December 31, 2022 and 2021 were $59,417 and nil, respectively.

In August 2022, the Kazan Trust dated December 10, 2004, a trust owned by an executive and board member of the Company, acquired partial ownership of a real estate entity that entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced in July 2022, provides for an initial annual base rent payment of $36,489 increasing three percent per annum thereafter. Rent expense for the years ended December 31, 2022 and 2021 were $12,163 and nil, respectively.

Consulting Agreement

Beach Front Property Management Inc., a company that is majority-owned by an executive and board member of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $10,860 for M&A advisory and assistance and real estate acquisition and financing services. The agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the years ended December 31, 2022 and 2021 were $130,320 and $130,320, respectively.

Refer to “Note 18– Notes Payable - Related Parties” for additional information around the notes payable for the year ended December 31, 2021.

25.REVENUES, NET

Revenues are disaggregated as follows for the years ended December 31, 2022 and 2021:

	2022	2021
Retail	$26,730,846	$21,734,403
Wholesale	58,143,146	41,458,103
Revenues, Net	$84,873,992	$63,192,506

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

26.SUBSEQUENT EVENTS

Banking Environment

Silicon Valley Bank (“SVB”) was closed on March 10, 2023 by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. At the time of closing, the Company did not maintain any of its cash and cash equivalents with SVB. The Company maintains cash balances at its physical locations, which are not currently insured, and with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The Company does not believe it will be impacted by the closure of SVB and will continue to monitor the situation as it evolves.

Senior Secured Credit Agreement Amendment

As of the date of the issuance of these financial statements, the Company entered into an amendment to the Credit Agreement by which the Senior Secured Lender waived the violations and agreed to extend the DSCR covenant for each fiscal quarter beginning on June 30, 2023. In connection with the amendment to the Credit Agreement, the Company will pay an amount equal to 2% of the aggregate principal amount of the loan outstanding on August 1, 2023.

Acquisition of Turlock

On April 21, 2023, the Company completed the acquisition of NHC Turlock, LLC, a California retail dispensary, through GHG-NHC Turlock Inc., a wholly-owned subsidiary of the Company. Pursuant to the terms of the merger agreement, calculation and payment of consideration for the acquisition of NHC Turlock will occur at the end of its sixth full quarter of operations (“Turlock Earnout Date”), at twenty-four times its annualized EBITDA in that quarter ("Turlock Contingent Consideration") offset by the amount owed by the seller of NHC Turlock to the Company under a note receivable. The Turlock Contingent Consideration is comprised of 80% in deferred Equity Shares and 20% in long-term debt. The deferred Equity Shares payable are to be issued upon the earlier of: 1) the Turlock Earnout Date or 2) April 21, 2025. The fair value of the deferred Equity Shares payable is to be determined using the volume-weighted average price (VWAP) for the day immediately preceding the date of issuance. The long-term debt portion of the Turlock Contingent Consideration will be in the form of an unsecured, subordinated promissory note bearing interest of 8% annually and maturing after the four-year anniversary of the closing date.

As of the date of acquisition, the fair value of the Turlock Contingent Consideration was determined to be nil based on the Company's forecasts of future EBITDA, and as a result, the total consideration was estimated to be the balance of the note receivable of $1,578,428. The Company recorded $250,000 in inventory and $1,328,428 of intangible assets for NHC Turlock’s cannabis license and assumed the lease related to this entity. The Company analyzed the transaction under ASC 805 “Business Combination” and determined that it did not meet the criteria of a business and accounted for this transaction as an asset acquisition.

Issuance of Series C and D Preferred Shares

Subsequent to December 31, 2022, the Company through its subsidiary, GH Group, closed on a private placement financing of 300 GH Group Series C Preferred Shares with an aggregate face value of $300,000. In conjunction with these transactions, the Company issued 60,000 Company warrants. The warrants have an exercise price of $5.00 per warrant which expire in August 2027. The Company recorded the fair value of the Series C Preferred Shares in the amount of $215,826, which is net of the value allocated to the newly issued warrants of $84,174. The Series C Preferred Shares are accounted for as mezzanine non-controlling Interest as the Series C Preferred Shares redemption feature is not in the sole control of the Company. The Series C Preferred Shares were accreted by accrued but unpaid dividends and were therefore adjusted to their redemption value as of December 31, 2023 with an adjustment of $84,174.

During the year ended December 31, 2023, the Company issued 1,300,006 Equity Shares in relief of the shares payable as contractually required. Accordingly, the Company reclassified $4,446,000 of shares payable to equity.

GLASS HOUSE BRANDS INC.

Notes to Amended and Restated Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

26.SUBSEQUENT EVENTS (Continued)

During the year ended December 31, 2023, the Company through its subsidiary, GH Group, closed on a private placement financing of 15,000 GH Group Series D Preferred Shares with an aggregate face value of $15,000,000. In conjunction with these transactions, the Company issued 3,000,000 Company warrants. The warrants have an exercise price of $6.00 per warrant which expire in August 2028. The Company recorded the fair value of the Series D Preferred Shares in the amount of $6,974,262, which is net of the value allocated to the newly issued warrants of $5,709,193. The Series D Preferred Shares are accounted for as mezzanine non-controlling Interest as the Series D Preferred Shares redemption feature is not in the sole control of the Company.

ATES Enterprises, LLC Lease Settlement

On November 2, 2023, GH Group entered into a settlement agreement and general release with respect to a lawsuit that was filed on August 16, 2023, against ATES Enterprises, LLC (“ATES”), a former subsidiary of the GH Group, concerning a breach of contract and breach of personal guaranty relating to a lease for certain real property located at 2040-2050 W. 16th Street in Long Beach, California. While GH Group was not a party to the lease and ATES was previously divested by GH Group, GH Group maintained certain indemnity obligations related to the lease. In the lawsuit, the landlords were claiming over $750,000 in damages. GH Group ultimately agreed to pay the landlords $400,000 to settle the case. During December 31, 2023, the Company accrued the $400,000 settlement which has been paid in full as of December 31, 2023.

Catalyst

During 2023, the Company became the plaintiff in litigation in the Central District Superior Court of the County of Los Angeles against Elliot Lewis (“Lewis”), Damian Martin (“Martin”), South Cord Holdings LLC (“SCH”), and South Cord Management LLC (“SCM”) (collectively, “Catalyst Defendants”) following various public, false, and defamatory statements by Lewis and Martin, co-founders of SCM and SCH, that the Company is the “largest black marketeer” of cannabis in the history of the United States, only 25% of the Company’s cultivated cannabis is sold through legal channels, and therefore 70-80% is sold illegally, and that the Company is engaging in illicit conduct to avoid taxes. The Company continues to vigorously pursue its defamation claims and otherwise assert its rights with respect to the outrageous and defamatory statements of the Catalyst Defendants.

The Company also became the defendant in litigation in the Central District Superior Court of the County of Los Angeles filed by 562 Discount Med, Inc. (“Discount Med”), an affiliate of SCH and SCM. Discount Med has asserted claims against the Company for violation of California Business & Professions Code Section 17200 et seq., California's Unfair Competition Law. Discount Med similarly alleged, like the Catalyst Defendants, that the Company is the “largest black marketeer” of cannabis in California and has purposefully structured its business to profit from the illicit market. The Company has denied all such allegations and asserted affirmative defenses.

Element 7

On September 19, 2023, Element 7, APB and GH Group entered into a Settlement and General Mutual Release Agreement (the “Element 7 Settlement”), where Element 7 agreed to pay GH Group $2,865,000 to settle the Element 7 Proceeding; provided, that if Element 7 pays GH Group $1,865,250 by December 15, 2023, then Element 7 shall be entitled to a credit of $999,750 towards the $2,865,000 payment. In addition, Element 7 would retain ownership of its retail licenses.

On March 6, 2024, the Superior Court of Los Angeles entered into a Final Judgment and Order against Element 7 for the amount of $2,865,000 in favor of GH Group.

Other

On January 30, 2024, the Company announced that it has begun cultivation in its newly retrofitted Greenhouse 5 at the SoCal Facility.

On February 8, 2024, the Company announced that John Pérez has stepped down from the Board due to increasing commitments with his current employer.

On February 23, 2024, the Company entered into Amendment Number Five to Credit Agreement, Waiver, and Consent with the Senior Secured Lender to among other things approve of the Series C and D Offerings and to amend the Credit Agreement to change the Minimum EBITDA requirement to have an annualized EBITDA of $20 million for the fiscal quarter period ending December 31, 2023, a LTM EBITDA of $20 million for the fiscal quarter period ending March 31, 2024 and June 30, 2024, and a LTM EBITDA of $22.5 million for each month ending on July 31, 2024 and for each month ending thereafter.